QUEENSTON
Mining Inc

2008 ANNUAL INFORMATION FORM

March 25, 2009

TABLE OF CONTENTS

GLOSSARY

The following is a glossary of terms used in this Annual Information Form.

"alteration"	a physical or chemical change in the mineral composition of a rock.
"andesite"	fine grained extrusive igneous rock intermediate in composition between a rhyolite and basalt.
"anomaly"	irregularity in geophysical or geochemical data.
"arsenopyrite"	iron-arsenic sulphide, FeAsS
"assay"	analysis to determine the quantity of one or more chemical components.
"azimuth"	direction of object measured clockwise from observer's horizon from north.
"basalt"	dark coloured, fine grained extrusive igneous rock containing mafic minerals.
"base metal"	metals such as copper, nickel, lead, zinc.
"batholith"	a large intrusive igneous rock mass that is exposed over an area of 100 km^2.
"biotite"	a dark iron, magnesium, potassium rich mica.
"break"	term used for major regional structure or fault zone.
"breccia"	a rock with angular fragments in a fine-grained ground mass.
"carbonate"	rock composed dominantly of calcium carbonate.
"cash flow"	a revenue or expense stream that changes cash account over a given period.
"chalcopyrite"	copper- iron sulphide mineral (CuFeS2)
"chlorite"	a green, platy iron-magnesium rich metamorphic mineral.
"conglomerate"	a sedimentary rock composed of rounded fragments in a fine grained ground mass.
"CRD"	carbonate replacement deposit.
"cut grade or capped"	terms used in the Mineral Resource estimation process to control and limit the influence and effect of extremely high assay values. Specific caps are determined by applying geological constraints and using geostatistical procedures.
"diamond drill"	a rotary rock drill with a diamond impregnated bit used to obtain a cylindrical core of rock.
"dip"	the angle that a rock or mineralized zone make with a horizontal plane.
"drift"	a horizontal mining excavation that provides access to ore.

"dyke"	body of igneous rock cutting the host lithology at a high angle.
"EM"	electromagnetic, a type of geophysical survey to detect conductivity.
"epidote"	a chemically complex mineral composed of calcium, alumina silicates.
"fault"	a fracture or fracture zone in a rock along which movement has occurred.
"feldspar"	group of common aluminosilicate minerals.
"feasibility study"	a technical and financial evaluation to access the economic viability of a project.
"felsic"	igneous mineral composed of dominantly feldspar and quartz.
"fold"	a bend or flexure in a rock unit that is caused by crustal movements.
"formation"	body of rock determined by lithological characteristics and stratigraphic position.
"galena"	lead sulphide mineral, (PbS)
"geology"	the study of the origin, history and structure of the earth.
"geophysics"	study of the variations in the physical parameters of the earth using quantitative methods including magnetic, electrical, gravitational.
"grabben"	an elongated, downthrown block bounded by two steeply dipping faults.
"graphite"	a black, greasy, soft mineral of carbon.
"greenstone belt"	area underlain by metamorphosed volcanic and sedimentary rocks.
"greywacke"	fine grained grey sandstone composed of poorly sorted grains of quartz, feldspar and rock fragments in a clay ground mass.
"intrusive"	an igneous rock that intrudes an older rock.
"interflow"	sedimentary material occurring at the interval between two volcanic flows.
"IP"	Induced Polarization, method of ground geophysics using an electrical current to determine mineralization through the measurement of resistivity and chargeability.
"komatiite"	igneous suite of basaltic and ultramafic and ultramafic lavas commonly exhibiting spinifex texture.
"isoclinal fold"	a fold with parallel to nearly parallel limbs.
"level"	established mining intervals in an operating mine.

"line cutting"	development of a physical, cut grid on the ground with equal spacing from which geotechnical surveys are preformed.
"mafic"	igneous rock composed of dark, magnesium, iron rich minerals.
"magnetite"	black, magnetic iron oxide mineral (Fe3 04)
"magnetic survey"	geophysical survey that measures variations in the earths magnetic field caused by rock types or physical features.
"metallurgy"	science that deals with procedures in extracting metals from ores.
"mineralization"	the concentration of metals within a body of rock.
"mudstone"	sedimentary rock composed of clay-sized material that lacks stratified structure that is characteristic of shale.
"net profits interest"	NPI, royalty based on profits after deducting all preproduction and production costs.
"net smelter return"	NSR, royalty based on metal sales received less the cost of smelting and refining.
"NI 43-101"	National Instrument 43-101, rule developed by Canadian regulators governing disclosure of scientific and technical information about mineral projects to the public.
"ore"	rock that can be mined at a profit.
"outcrop"	exposure of bedrock on surface.
"plug"	a small intrusive igneous rock mass that is exposed through erosion.
"plunge"	the angle and direction of a line below the horizontal plane.
"porphyry"	an intrusive igneous rock containing large crystals of feldspar in a fine grained igneous groundmass.
"precious metals"	metals such as gold, silver and platinum.
"prefeasibility"	financial and technical study to determine if a project should be advanced to feasibility stage.
"pyrite"	iron sulphide mineral, (FeS2)
"pyrrhotite"	iron sulphide mineral, (FeS)
"Qualified Person"	an engineer or geoscientist that is member of a professional association.
"quartz"	one of the most abundant minerals on the earth that commonly occurs as veins in gold deposits
"rhyolite"	fine grained volcanic extrusive rock with a silica content of 68%.

"rock burst"	outburst of broken rock in a mining operation due to seismic activity.
"scheelite"	tungsten mineral, ($CaWO4$)
"schist"	a strongly foliated metamorphic rock commonly containing mica.
"scoping study"	a preliminary technical and financial study of a mineral project to determine if further work should be undertaken.
"sedimentary rock"	a rock formed from the accumulation and consolidation of sediment usually in layered deposits.
"sericite"	fine grained mica common in areas subjected to hydrothermal alteration.
"shear zone"	a tabular zone of rock that has been crushed or brecciated by parallel fractures caused by shear strain.
"silicified"	a rock that has been enriched with silica.
"sphalerite"	a zinc sulphide mineral (ZnS)
"splay fault"	a subsidiary structure emanating from a major fault or shear zone.
"stockwork"	mass of rock containing many small veins or veinlets irregularly grouped.
"stope"	a working place in a mine from which ore is excavated.
"structures"	fractures in rock including faults and shears caused by physical forces.
"sulphide"	a mineral in which one or more elements forms in combination with sulfur.
"syenite"	an igneous intrusive rock composed primarily of alkali feldspar.
"syncline"	a trough-shaped fold with youngest strata in the center.
"tourmaline"	complex crystalline silicate mineral containing, alumina, boron, iron commonly occurs in quartz veins in gold deposits.
"Titan 24"	an IP based geophysical survey employed by Quantec Geoscience Limited to detect deep anomalies that may be associated to ore bodies.
"trachytic"	textural term for volcanic rocks where feldspar phenocrysts are aligned.
"trenching"	a shallow excavation of either soil or rock on surface.
"ultramafic"	a dark igneous rock consisting of ferro-magnesium minerals with no quartz or feldspar.
"unconformity"	a contact between two rock units of significant different ages representing a gap of geological time.

QUEENSTON MINING INC.

GENERAL

In this Annual Information Form ("AIF"), the "Company" or "Queenston" refers to Queenston Mining Inc. The information in this AIF is at December 31, 2008 unless otherwise stated.

Documents incorporated by reference in this AIF include all those audited annual financial statements and unaudited interim financial statements, proxy circulars and other continuous disclosure documents filed by Queenston, copies of which are available on request from the offices of Queenston or on the SEDAR web site (www.sedar.com).

All currency references in this AIF are in Canadian dollars unless otherwise indicated. Reference to "United States dollars" or the use of the symbol "US $" refer to United States dollars.

Amounts in this report are generally in metric units. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below.

Imperial Measure	= Metric Unit	Metric Measure	= Imperial Unit
2.47 acres	= 1 hectare	0.4047 hectares	= 1 acre
3.29 feet	= 1 meter	0.3048 meters	= 1 foot
0.62 miles	= 1 kilometer	1.609 kilometers	= 1 mile
0.032 oz.	= 1 gram	31.103 grams	= 1 oz. (troy)
1.10231 tons	= 1 tonne	0.907 tonnes	= 1 ton (short)
0.029 oz. (troy/ton)	= 1 gram/tonnes	34.28 grams/tonne	= 1 oz. (troy)/ton

All ounces are troy ounces: 14.58 troy ounces equal 1 pound (containing 16 imperial ounces).
Abbreviations used in the AIF are provided below.
m = meters, g = grams, t = tonne, $ M = million dollars, Mt = million tonnes,
g/t = grams/tonne, km = kilometer, oz. = ounce, h = hectare, NSR = net smelter return royalty,
NPI = net profits interest

FORWARD LOOKING STATEMENTS

This Annual Information Form may contain statements regarding future events, results or outlooks that are considered forward looking statements. These forward looking statements reflect management's expectations and include the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", and "should". Forward looking statements contain significant risks and uncertainties. A number of circumstances could cause results to differ materially from the results discussed in the forward looking statements including, but not limited to, changes in general economic and market conditions, metal prices, political issues, permitting, environmental and other risk factors. The forward looking statements contained in this document are based on what management believes to be reasonable assumptions, however, we cannot assure that the results will be compatible to the forward looking statements.

Historical information contained in this Annual Information Form has been provided or derived from information provided by certain third parties. The Corporation has no knowledge that would indicate the information is not true or incomplete and the Corporation assumes no responsibility for the accuracy and completeness of the information.

1.0 CORPORATE STRUCTURE

1.1 Queenston Mining Inc.

Queenston Mining Inc. ("Queenston" or the "Corporation" or the "Company") was formed January 1, 1990 by the amalgamation of Queenston Gold Mines Limited ("Queenston Gold") and HSK Minerals Limited ("HSK") pursuant to the Canada Business Corporations Act.

Queenston is listed on the Toronto Stock Exchange (Trading Symbol "QMI") and the Frankfurt, Stuttgart and Berlin Stock Exchanges, in Germany. Its fiscal year ends on December 31 in each year.

The Company's corporate office, executive head office and principal place of business is located at Suite 201, 133 Richmond Street West, Toronto, Ontario, M5H 2L3 (Tel: 416-364-0001) (Fax: 416-364-5098) Website: www.queenston.ca E-mail: info@queenston.ca.

1.2 Minera Queenston S.A. de C.V.

Minera Queenston S.A. de C.V. ("Minera Queenston") is a Mexican subsidiary of Queenston Mining Inc. and was incorporated in Mexico City on October 12, 2005 to facilitate exploration activities in the country of Mexico. There are currently no property assets in Minera Queenston S.A. de C.V.

Queenston holds 4,998 shares and votes of the 5,000 shares issued and outstanding shares in Minera Queenston. Charles E. Page, President and CEO of Queenston and Hugh D. Harbinson, Chairman of Queenston, each hold one share in the Mexican subsidiary.

2.0 GENERAL DEVELOPMENT OF THE BUSINESS

Queenston is a Canadian natural resource company engaged in the exploration and development of gold deposits primarily in Canada. The Company has been a past gold producer and currently is not operating any mines. The Company's primary assets are strategic property holdings located in two of Canada's historic gold camps, Kirkland Lake, Ontario and Cadillac, Quebec. The strategy of the Company is to advance its gold assets in both these camps towards a production decision. The Company's shares are listed on the Toronto, Frankfurt and Stuttgart Stock Exchanges and head office facilities are located in Toronto. The Company also maintains an exploration office in Kirkland Lake, Ontario.

2.1 Three Year History

Over the last three financial years the Company's primarily focused on the acquisition and exploration of mineral properties and the financing of such activities.

2.1.1 2008

In 2008, the Company completed exploration and development expenditures of approximately $8,000,000 on Canadian gold projects. The majority of the expenditure, approximately $7.3 M, was completed on the Kirkland Lake properties in Ontario, with $136,618 incurred on the Wood-Pandora property, Quebec, $42,717 on the Phoenix property, Quebec and $77,909 on the Westhawk Lake property, Manitoba.

In Kirkland Lake the Company's strategy in Gauthier township is to advance four 100% owned gold deposits (Upper Beaver, McBean, Anoki and Upper Canada) towards prefeasibility and a decision to advance the properties to production. The majority of the work during the year in Gauthier township was completed on the Upper Beaver and McBean properties. During 2008, Queenston incurred exploration expenditures on the Upper Beaver property amounting to approximately $2.7 million. Drilling

during the year continued to outline a mineral resource on the gold-copper deposit as well as beginning deeper exploration below the deposit. On September 22, 2008 the Company reported a National Instrument 43-101 ("NI 43-101") mineral resource at Upper Beaver comprising total indicated resources of 1,373,500 t grading 8.5 g/t Au (375,000 oz.) (9.7 g/t Au uncapped (427,900 oz.)) with 0.43% Cu and total inferred resources of 1,061,300 t grading 7.7 g/t Au (262,800 oz.) (8.5 g/t Au uncapped (291,300 oz.)) with 0.39% Cu. The mineral resource was completed by Watts, Griffis and McOuat Limited of Toronto under the supervision of independent qualified person Michael W. Kociumbas, P.Geo. For the balance of the year deeper drilling at Upper Beaver continued and was successful in extending the gold-copper mineralization to a depth of -1200 m. At McBean the first phase of resource definition drilling was completed and later in the year a second phase commenced to advance an existing historic mineral resource to a compliant NI43-101 resource. The drilling program at McBean will also begin to expand the resource to depth. In total, expenditures on the McBean property in 2008 amounted to $2,464,011. In Teck township the Company was active on two fronts, on the South Claims property with JV partner Kirkland Lake Gold Inc. ("KL Gold") and on the 100% owned AK property. On the South Claims JV property advanced underground exploration with partner KL Gold discovered the South Mine Complex ("SMC") extending onto the property and in July a NI 43-101 mineral resource was identified containing 39,000 t grading 38.1 g/t containing 48,000 oz. in the indicated category and 66,225 t grading 42.5 g/t containing 91,000 oz. in the inferred category. The mineral resource was completed by independent qualified person Glenn R. Clark, P.Eng. Total expenditures incurred by the Company on the South Claims property in 2008 amounted to $558,510. On the AK property the Company completed exploration expenditures of $1,511,002 completing a deep drilling program that targeted and successfully intersected the SMC in the northwestern portion of the property.

Pursuant to a joint venture agreement dated October 21, 2005 signed between the Company and KL Gold the Company allowed KL Gold to earn 50% of the Company's rights under the May 6, 2004 agreement with Newmont Mining Corporation of Canada Limited ("Newmont") to earn a 50% interest in the Kirkland Lake West property by expending jointly $2.5 million prior to June 30, 2008. After expending approximately $1.7 million on the property in exploration, the joint venture purchased a 100% interest in the Kirkland Lake West property from Newmont for $1 million cash on February 6, 2008. Under the terms of the purchase Newmont retains a sliding scale net smelter returns royalty on the property of 2% at a gold price less than or equal to US $1000/oz and 3% if greater than US $1000/oz. Newmont also retains the one-time right to repurchase from the joint venture an undivided 49% interest upon receipt of a NI 43-101 mineral resource calculated on the property. To exercise this right Newmont must pay the joint venture the greater of 300% of the exploration expenditures required to outline the mineral resource or CDN $5 million.

In Quebec, Queenston and joint venture partner Globex Mining Enterprises Inc. ("Globex") completed a NI43-101 mineral resource on the Ironwwod deposit outlining an inferred resource of 243,200 t grading 17.3 g/t Au on the Wood-Pandora property. The mineral resource formed part of a technical report completed by Consulting Geologist and Qualified Person, Reno Pressacco, P. Geo. Also during the year, the joint venture completed further drilling to confirm the geological model of the deposit and metallurgical testwork. Total costs incurred by Queenston on the Wood-Pandora property in 2008 amounted to $230,265. On the Phoenix property located in the Chapais area of Quebec, the Company made a cash payment to the propery owners of $50,000 and completed $84,189 in exploration targeting a source for high-grade gold and copper boulders. The results were disappointing and the Company terminated the option to earn an interest in the property and wrote off exploration – property costs amounting to $191,594.

On March 19, 2008 the Company completed a $10,000,000 private placement financing that consisted of 2,500,000 flow-through shares priced at $4.00/share.("Flow-Through"). Primary Capital Inc. lead agent to the financing with National Bank Financial, Wellington West Capital Markets Inc. and Evergreen Capital Partners Inc. as parties. The Company paid the agents a commission of 6% of the gross proceeds and issued broker warrants allowing them to purchase 150,000 comon shares of the Company at

$3.65/share over a twelve month period. The funds were added to the working capitalof the Company to fund its exploration programs.

On February 14, 2008, Queenston's shareholders ratified a Shareholders Rights Plan (the "Rights Plan") at a Special Shareholders Meeting with a vote of over 99% in favour. The Rights Plan is designed both to encourage the fair and equal treatment of Queenston's shareholders in connection with any potential take-over bid and to ensure that Queenston's shareholders and its Board of Directors, in compliance with securities laws, have sufficient time to consider whether there are other options that would more effectively maximize shareholders value. The rights plan has an initial term of three years and is subject to reconfirmation by shareholders. The Rights Plan cannot be utilized to deny shareholders the opportunity to participate in any tender offer and is not designed to entrench management or Queenston's Board. The terms of the Rights Plan are similar to those in rights plans recently approved by shareholders of other Canadian corporations.

2.1.2 2007

In 2007, the Company's primary exploration and development activity was focused on the Kirkland Lake properties in Ontario where exploration was completed on the Upper Beaver, South Claims, Kirkland Lake West and Amalgamated Kirkland properties. Other exploration expenditures were incurred on the Wood-Pandora, Grizzly and Phoenix properties located in Quebec. In total, exploration expenditures in 2007 amounted to over $5,800,000. The expenditures include $4,834,000 on the Kirkland Lake project, Ontario, $498,000 on the Wood-Pandora project, Quebec, $162,000 on the Grizzly property, Quebec, $76,000 on the Phoenix property, Quebec and $109,000 on the Sierra Almoloya project, Mexico. In Kirkland Lake this work focused on the Upper Beaver property where the Company continued to expand the gold-copper mineralization below the past producing Upper Beaver mine. Also in Kirkland Lake the Company participated with KL Gold on advanced underground exploration at the Kirkland Lake West ("KL West") and South Claims property. In Quebec Queenston and joint venture partner Globex Mining Enterprises Inc. ("Globex") continued exploration on the Ironwood gold discovery in the Cadillac camp that led to a new NI 43-101 mineral resource. In the Chibougamau area of Quebec, the Company completed programs on the Grizzly and Phoenix properties targeting new gold and copper discoveries. In Mexico, the Company completed further sampling and a report on the Sierra Almoloya property. In July, the Company has entered in to an agreement to earn a 100% interest in 36 claims located in the Chapais mining camp. To earn a 100% interest in the Phoenix property the Company must make staged cash and/or share payments amounting to $750,000 over a three year period. The first payment on signing of the agreement was $50,000.

During the year the Company terminated its right to earn interests in two projects, Sierra Almoloya, Mexico and Grizzly, Quebec. As a result deferred exploration expenditures amounting to approximately $1,200,000 were written-off.

On May 18, 2007 the Company completed a private $10,115,000 placement financing that consisted of 3,400,000 ($6,290,000) hard dollar units ("Hard Dollar Units") and 1,700,000 ($3,825,000) flow-through shares ("Flow-Through"). Each Hard Dollar Unit was priced at $1.85 and consisted of one common share and one half warrant. Each full warrant entitles the holder to purchase one additional common share of the Company at a price of $2.25 for a period of 12 months. Each Flow-Through share was priced at $2.25. Primary Capital Inc. was agent to the financing and received a commission of 6% of the gross proceeds and was issued broker warrants allowing them to purchase 306,000 Hard Dollar Units of the Company over a 12 month period at a price of $1.92 per unit. The funds were added to the working capital of the Company fund its exploration programs.

2.1.3 2006

In 2006, the Company incurred exploration and development expenditures of approximately $5,100,000. The expenditures included $3,650,000 on the Kirkland Lake project, Ontario, $461,000 on the Wood-Pandora project, Quebec and $832,000 on the Sierra Almoloya project, Mexico. In Kirkland Lake this work continued to expand the new gold-copper mineralization discovered on the Upper Beaver property, begin underground exploration with KL Gold on the KL West property and commence resource definition drilling on the McBean property. In Cadillac, Queenston and joint venture partner Globex Mining Enterprises Inc. ("Globex") made a new gold discovery on the Wood-Pandora property and in Mexico a diamond drill program on the silver-zinc-lead-gold Sierra Almoloya property led to a new discovery.

On October 26, 2006 the Company entered into an agreement with two prospectors to explore a 68 claim (4,400 ha) property ("Grizzly") that hosts a new gold discovery located in northern Quebec west of the Chibougamau mining camp. Under the terms of the agreement entered into with the prospectors Queenston can earn a 100% interest in the Grizzly Property by making cash payments of $150,000 and issuing 112,500 shares of the Corporation over a period of three years. The initial payment amounting to $10,000 and 7,500 shares has been made and all further payments are at the option of Queenston. There are no work commitments on the property and vendors will retain a 2% net smelter returns royalty.

On October 18, 2006 the Company and Globex agreed to expand the Wood-Pandora JV property, located in Cadillac Township, Quebec, by 9 mineral claims. The claims are contiguous to the Wood-Pandora JV property located 3 km west of the Ironwood Zone and cover 1.85 km of the horizon that hosts the new gold discovery made by the 50%-50% JV earlier this year. The additional claims are owned 100% by Queenston and in consideration for their inclusion into the JV, Globex is committed to expend the first $50,000 in exploration. All further expenditures will be shared equally by the JV. Globex is currently establishing a grid over the claims to facilitate ground geophysical surveys.
On December 15, 2005 Queenston announced the closing of a non-brokered private placement in the amount of $3,000,000. A total of 2,000,000 Units were issued at a price of $1.50 per Unit. Each Unit consisted of one flow-through common share and one-half non-flow-through share purchase warrant. One whole warrant is exercisable for one common non-flow-through share at a price of $1.75 per share over a period of 12 months. The proceeds will be used to fund exploration on the Kirkland Lake, Ontario and Cadillac, Quebec gold projects.

3.0 DESCRIPTION OF BUSINESS

3.1 General

The principal business of the Company is the acquisition and exploration of mineral properties for gold and base metals in the Abitibi greenstone belt that could develop into profitable mining operations under favourable market conditions. This belt of volcanic, sedimentary and intrusive rocks is located in northeastern Ontario and northwestern Quebec and is considered as one of the largest and richest in the world with respect to the production of precious and base metals. The Company's main exploration projects are located in the south-central portion of the belt and occur in producing mining camps.

The Company's strategy is to: 1. explore in, and along proven mine trends in existing camps, 2. explore in grass-roots areas that exhibit similar geological characteristics to established mining camps, and 3. develop deposits into mines alone or with joint venture partners. A criterion for project selection is proximity to established infrastructure allowing discoveries to be exploited with a skilled labour force in a mining friendly environment.

To finance exploration and development activities the Company may from time to time sell shares of the Corporation to the public through financings or sell short term investments. Other than revenue generated from interest income, at this time the Company has no revenue from the sale of products.

3.2 Risks

Certain risks and uncertainties exist in the mineral resource sector that could affect the outcome of an investment. These risks include metal price fluctuations and the low success rate for the discovery of new deposits. Industry competition and lack of funding may also limit opportunities. Future political, regulatory and environmental changes could affect any aspect of the company's business including property title, taxation, aboriginal issues and environmental protection. Queenston plans to manage these risks through careful planning, the employment of competent personnel and consultants, continuing a high level of corporate governance and by maintaining sufficient insurance and cash resources.

3.2.1 Industry

All the Company's mineral properties are at the exploration stage. The exploration for mineral deposits includes risks and few properties are developed into producing mines. Queenston employs qualified persons to plan and manage its exploration efforts and uses modern, industry standard methods. The Company cannot ensure that the current exploration programs will result in a profitable mine.

Factors such as deposit size, grade of mineralization, proximity to infrastructure, metal prices, government regulations, taxes, royalties, land tenure, land use and environmental protection determine the commerciality of a deposit. A combination of any of these factors may result in an inadequate return on investment.

Mining involves a high degree of physical hazards and risks including poor rock conditions leading to cave-ins, rock bursts and flooding that could curtail the profitability of an operation. To reduce these risks the Company will employ third party expertise in the engineering, planning and ultimate mining of any deposit.

None of the Company's deposits are at the development stage and there is no assurance that sufficient mineral resources will be outlined to advance any property to commercial production.

3.2.2 Government Regulation and Permits

The industry is subject to a variety of federal, provincial and local laws that govern exploration and mining. These laws pertain to the protection of the environment and health and mandate among other things the generation, discharge, storage, transportation and disposal of hazardous waste. Queenston's exploration activities are carried out in accordance with all applicable rules and regulations, however new regulations governing the Company's activities could have an adverse impact.

Government permits and approvals are currently not required in connection with the Company's exploration activities in Ontario. In Quebec, approvals are required prior to implementing diamond drilling programs and in both provinces permitting is required prior to initiating new underground development. In the event these approvals are not obtained, the Company may be limited or prohibited from proceeding with the planned exploration of its mineral properties. Changes to the current laws governing activities or more stringent implementation could result in delays or increases in exploration expenditures.

For the Company, asset retirement obligations primarily relate to the dismantling of the McBean Mine. The present value of the estimated future site removal and restoration costs is recorded as a liability on the Company's books and amounts to $388,635 at December 31, 2008. Under an agreement with the

Ministry of Northern Development and Mines of Ontario, the Company is providing financial assurance for the mine closure with a letter of credit in the amount of $577,000. Queenston reviews all its property holdings with regard to environmental issues and risks. The Company is not aware of any other material environmental risks on its properties.

3.2.3 Foreign Jurisdiction

Queenston formed a Mexican subsidiary "Minera Queenston S.A. de C.V." in 2005 to carry out exploration and development in Mexico. Mineral exploration in Mexico may be may be affected by a change in Government, political and financial instability, inflation and changes to mining regulations. These changes are beyond the Company's control and may adversely affect the exploration activity. Operations may be affected by new laws and regulations that may restrict future production, price controls, export controls, income taxes, expropriation, social and environmental matters. Queenston currently has no projects or property assets in Mexico.

3.2.4 Resource Estimates

The mineral resources presented represent both current estimates under NI 43-101 and historic resources and there are no assurances that any of the resources will be developed into mines. The quantity of mineral resources and the estimated grade of the resources may vary when the historic resources are converted to NI 43-101 compliant current resources. Also, the advancement of a project to the pre-feasibility or the feasibility stage, changes in metal prices, results of drilling, metallurgical testing may result and require the Company to reduce its estimates. Any significant reduction in the estimate of mineral resources could have an adverse effect on the Company's future financial condition.

3.2.5 Property Title

Title to Queenston's properties has been reviewed by various third parties including the Company's auditors. Although there are no current title issues or claims there is no assurance that any of the properties will not be challenged.

3.2.6 Joint Venture

The Company has current joint ventures on the Kirkland Lake West, South Claims, East Claim, Gracie West, Lac-McVittie and Wood-Pandora properties. Any failure of the joint venture partners to meet its obligations could have a material adverse affect on such joint ventures. Also, the Company may be unable to influence strategic decisions made in or in respect to the properties under joint ventures.

3.2.7 Funding

As the Company generates no revenues or cash flow from the production of metals, additional funding will be required for future exploration and development. The source of such funding is through the sale of additional equity in the Company, sale of investments, sale of property or borrowing of funds. There is no assurance that funding will be available to the Company or that the terms of the funding will be favourable.

The inability of the Company to raise funding for its exploration or development objectives will have a adverse affect on its value and may cause the curtailment of ongoing exploration programs.

3.2.8 Metal Prices

The level of interest in the mining sector is significantly affected by changes in the market price for metals. Factors affecting metal prices including interest rates, the rate of inflation, world supply and

demand, and exchange rates are beyond the Company's control and could positively or negatively affect the business of the Company.

3.2.9 Conflicts of Interest

Certain directors and officers of the Company also serve as directors and officers of other companies involved in metal exploration and development resulting in the possibility of those directors or officers being in a position of conflict of interest. Decisions made by such directors and officers involving Queenston will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company. Such directors and officers will declare and refrain from voting on any matter that is considered a material conflict of interest.

3.2.10 Uninsured Risks

The Company carries insurance to protect against certain risks and liabilities as it considers adequate. Uninsured risks include environmental pollution or other hazards against which the Company cannot insure against or elects not to insure.

3.2.11 Competition

The Company's business is the exploration and development of mineral deposits. This industry is competitive as the Company competes with other entities for the search and purchase of mineral properties. Many of the competitors have larger financial resources and in the future the Company may not be able to acquire significant properties under acceptable terms. As the resource sector is experiencing growth the Company also competes for the recruitment and retention of employees and consultants. Also the Company competes for financial resources to continue its business development with larger corporations who may have more advanced projects.

3.2.12 Corporate Governance

Management and the Board of Directors of the Company acknowledge the value of good corporate governance and are committed to continuing to improve its corporate governance practices.

The Board has eight directors, five of which are independent. The Board has four committees (Audit, Compensation, Disclosure and Corporate Governance). The Audit Committee is comprised of independent directors. The Company has a trading blackout and a whistle blowing procedure that was adopted by the Board.

The Company's directors have expertise in exploration, mining, accounting, banking, legal, financing and the securities industry. The Board meets as least formally four times a year and the Committees generally meet in conjunction with full board meetings or as required.

4.0 ACTIVE MINERAL PROJECTS

Queenston owns interests in 19 properties in the Kirkland Lake Project area and 2 properties in the Cadillac Project area located in the Abitibi greenstone belt in northeastern Ontario and northwestern Quebec..

In 2008, exploration was completed on the Upper Beaver, McBean, AK and South Claims properties in the Kirkland Lake project area, on the Wood-Pandora property in the Cadillac Project area and on the Phoenix property located near Chapais, Quebec.

During the year the Company terminated its right to earn an interest in the Phoenix property. As a result the Company wrote-off expenditures of $191,594.

4.1 Kirkland Lake Project, Ontario

In Kirkland Lake the Company is active on two fronts. In the eastern portion of the camp the goal is to outline a collective mineral resource of 2 million ounces of gold from the Upper Beaver, McBean, Anoki and Upper Canada deposits and feed a central milling facility to be constructed on the Upper Canada mine site. All four deposits are within 6 km of the planned central mill facility all accessible by an existing road network. In 2009 work will continue to be focused on the Upper Beaver property where in 2008 the NI43-101 mineral resource was announced and where deeper drilling below the limits of the resource continued to intersect gold-copper mineralization. Also, in the same township, the Company will complete drilling that began in 2008 on the past producing McBean gold deposit towards NI 43-101 resource status and begin exploration and resource development drilling on the Upper Canada property. Drilling is also planned on the Lac-McVittie joint venture property that is adjacent to the Upper Beaver property.

In the western portion of the camp, Queenston and KL Gold will jointly continue underground, advanced exploration on the South Claims property where in 2008 a NI43-101 indicated and inferred mineral resource was outlined on the new South Mine Complex. Deep surface exploration drilling will also continue to target the South Mine Complex on the 100% owned Amalgamated Kirkland Property.

An historic review of the Company's Kirkland Lake properties is outlined in a Technical Report prepared by Dale R. Alexander, P. Geo., entitled "Technical Report on the Mineral Properties of Queenston Mining Inc. in the Kirkland Lake Gold Camp" dated November 2007 and filed on SEDAR.

4.1.1 Property Description, Location, Accessibility, Climate, Infrastructure and Physiography

The Kirkland Lake project contains 887 patented, leased and unpatented mineral claims (14,000 h) comprising 19 separate properties most of which are contiguous. The properties are all located in the Kirkland Lake area and occur primarily in three townships, Gauthier, Lebel and Teck. Kirkland Lake is located in northeastern Ontario approximately 500 km north of Toronto.

The Company owns a 100% interest in the majority of the claims which have sufficient work credits to maintain the properties for many years. Annual property costs, including taxes (provincial mining and municipal), lease rentals and advanced royalty payments amount to approximately $45,000.

The purchase of Newmont's 50% interest in the Kirkland Lake gold project was completed in 2002. The assets included a 50% interest in 714 mineral claims (12,000 h) which hosted 5 gold deposits containing historic measured and indicated resources of 4.1 Mt grading 5.6 g/t Au and historic inferred resources of 4.5 Mt grading 5.3 g/t Au and 50 gold showings. The Newmont purchase was closed on July 19, 2002 for a consideration of $3,868,500 representing $3 M and 1,085,625 common shares of the Company valued at $868,500. Under the terms of the sale Newmont retains a sliding scale NSR on the Kirkland Lake property of 1% at gold prices below or equal to US $350/oz., 1.5% between $350/oz and $400/oz. and 2% over $400/oz. In January 2008, Franco-Nevada Mining Corporation purchased the Newmont NSR for $10 million.

Inco Ltd., a former joint venture partner, holds a 1.3% NSR after 300,000 oz. have been extracted from 107 claims comprising the Anoki, McBean and Munro-Biroco properties. Other royalties include; 2% NSR on 17 Vigrass property claims, 10% NPI on 17 Vigrass property claims, 2% NSR on 41 Teck A & B property claims, 10% NPI on 20 Gull Lake property claims, 1% NSR on 3 Upper Canada property claims, 2% NSR on 25 Gateford property claims, 2% NSR on 24 Cunningham property claims and 1.5% NSR on 17

Princeton property claims, a sliding scale 2%-3% NSR on the 18 claim KL West property, a 2% NSR on the 3 claim South Claims propery and a 2% NSR on the East Claim.

Table of Kirkland Lake Properties

Property	Location	Size	Ownership
AK	Teck Twp., Ontario	27 claims	100%
Anoki - McBean	Gauthier Twp., Ontario	31 claims	100%
Cunningham	Lebel Twp., Ontario	27 claims	100%
Gull Lake	Lebel Twp., Ontario	22 claims	100%
Gracie West	Teck Township, Ontario	21 claims	50%
KL West	Teck Township, Ontario	18 claims	50%
Lac McVittie	McVittie Township, Ontario	61 claims	41%
Lebel Stock	Lebel, Teck & Boston Twps., Ont.	216 claims	100%
Munro-Biroco	Gauthier Twp., Ontario	103 claims	100%
Pawnee	Lebel Twp., Ontario	42 claims	100%
Princeton - Mayfair	Gauthier Twp., Ontario	23 claims	100%
Rand – Ross - Harvey	Teck Twp., Ontario	42 claims	100%
Sylvanite	Teck Twp., Ontario	5 claims	100%
Teck 'A'- 'B'	Teck and Lebel Twps., Ontario	60 claims	100%
Upper Beaver	Gauthier Twp., Ontario	74 claims	100 %
Upper Canada	Gauthier Twp., Ontario	59 claims	100%
Vigrass – Golden Gate	Teck and Otto Twps., Ontario	52 claims	100%
South Claims	Teck Township	3 claims	50%
East Claim	Teck Township	1 claim	50%

There are 8 gold deposits (Anoki, Anoki South, McBean, Upper Canada, AK, 180 East Zone, Upper Beaver, South Mine Complex) located on the Kirkland Lake property that report current and historic resources and 50 individual gold showings. There are 15 shafts on the property with underground workings and one tailings impoundment facility.

All necessary land use, labour and environmental permits that are required to conduct exploration in the Kirkland Lake area have been obtained by the Company.

The Kirkland Lake Gold Camp lies within a typical boreal forest environment that has been subject to multiple fires and phases of logging. Topography for the most part is typical of the Canadian Shield with low relief and moderate to poor bedrock exposure in low-lying outcrops and isolated ridges with gently rolling sand plains related to past glacial activity. Elevations range from 300 to 360 meters above mean sea level. The Munro esker complex in western Gauthier Township and eastern Lebel Township is the largest area without bedrock exposure on the Queenston lands. This glacial feature is in the order of 3 to 5 km wide and from a few meters to in excess of 100 m thick consisting of sand and gravel.

Vegetation varies from clean stands of jack pine on the esker complex to mixed bush with spruce, fir, larch, poplar, birch, ash and alders. Soil conditions and drainage tend to dictate the type of vegetation from open wet swamps to bare outcrop scarps. The climate is northern temperate with warm summers

and cold winters. Temperatures vary from +30° C in the summer to –40° C in the winter. The ground is usually snow covered between mid November and mid April. Annual precipitation averages 62 cm of rain and 250 cm of snow.

As previously noted, part of the Queenston holdings lie within the boundaries of the Town of Kirkland Lake and are accessed via Highway 66 from Highway 11 to the Quebec border. Kirkland Lake is the main commercial center for the north part of the Timiskaming District and there is a capable workforce including contractors with experience in mining and mineral exploration.

There is one operating mine (Macassa) in the area operated by Kirkland Lake Gold Ltd. There are ample supplies of both water and power to support any future mining operation.

4.1.2 History

The Kirkland Lake area is one of the most prolific gold camps in Ontario. From 1910 to 2008 some 37 M oz. of gold has been produced from 28 mines situated in the vicinity of the Kirkland Lake area. Gold was first discovered in 1906, in Swastika and Larder Lake. Production from the Gateford Mine and Swastika Mine started in 1910. In 1911, W. H. Wright discovered gold near the northern outskirts of Kirkland Lake which led to the discoveries of seven mines along the Kirkland Lake Main Break between 1912 and 1933. From east to west the mines are Toburn, Sylvanite, Wright-Hargreaves, Lake Shore, Teck-Hughes, Kirkland Minerals and Macassa.

On Queenston's Kirkland Lake properties, between 1913 and 1987, four mines (Sylvanite, Upper Canada, Upper Beaver and McBean) produced 3.4 M oz. of gold.

The initial discovery of gold in the Anoki-McBean area is believed to have been made in 1916. Three shafts were sunk in this area, the Anoki shaft in 1938 and two McBean shafts in 1928 and 1947. Levels were established from each of these shafts but no production occurred. Between 1983-86 gold production was achieved from an open pit on the McBean deposit and in 1988 a ramp was driven to a depth of 225 m at the Anoki deposit. Gold was discovered at the Upper Canada property in the early 1920's and in 1928 the No. 1 shaft was sunk to develop the M Zone. In 1941, the No. 2 shaft was sunk to mine the H and L Zones. The Upper Canada produced gold continuously from 1936-72.

Gold was first discovered on the Upper Beaver property in 1912 and two shafts were sunk exploring a series of gold-copper veins. In 1919 Argonaut Gold Mines built a small mill with limited production occurring until 1928. From 1935 to 1964 a variety of companies completed exploration on the property with no reported production. In 1964, Upper Canada Gold Mines Limited acquired the property and produced from the mine to a depth of 365 m (1,250 ft) until closure in 1971. In 1977 Queenston Gold Mines Limited purchased the Kirkland Lake assets held by Upper Canada Resources Limited.

In 1989 Queenston formed a joint venture on the Upper Beaver property with Pamorex Minerals Inc., a predecessor to Royal Oak Mines Ltd., and completed exploration to 1997 discovering four new gold zones. In 2000, as a result of bankruptcy Royal Oak withdrew from the joint venture and Queenston regained a 100% interest in the property.

From 1979 to 1995, the eastern portion of the Kirkland Lake project was explored through a joint venture with the Canadian Nickel Company of Canada ("Inco"). During this period Inco and the joint venture completed 343 diamond drill holes totaling approximately 63,000 m. This work resulted in; the discovery of the 180 East, Biroco and Esker gold zones, underground development and the completion of a feasibility study on the Anoki deposit and gold production from an open pit on the McBean deposit.

From 1996 to 2002, the Kirkland Lake property was explored through a joint venture with Franco-Nevada Mining Corporation Limited. During this period the joint venture drilled 74 diamond drill holes

totaling 44,042 m. This work led to the discovery of three gold zones, the McBean Green Carbonate, Anoki Deep and 180 Splay. In 2002, Franco-Nevada merged to form Newmont Mining Corporation Limited and Queenston purchased Newmont's interest in the property.

In 2002, Queenston purchased the Newmont Mining interest in the Kirkland Lake project and during the period of August 2002 to December 2003 completed 64 diamond drill holes totaling 32,249 m. This work led to the discovery of four new gold zones, the Anoki South, 40 East, 80 East and Florena. Also during late 2003 a new geological reinterpretation of the Anoki Main deposit was completed.

During 2004, Queenston completed a new resource calculation on the Anoki deposits, entered into an agreement with Newmont on the KLW property, formed a joint venture on the Gracie West property with KL Gold and commenced a deep drilling program on the Princeton property. During the year a total of 4 diamond drill holes were completed totaling 3,345 m. Also late in 2004, a high-resolution airborne magnetometer survey was released covering the Kirkland Lake area as part of the "Discover Abitibi" initiative financed by the provincial and federal governments, as well as the mining sector.

In 2005, Queenston embarked on a $3 M exploration program focusing exploration on the Kirkland Lake West, Amalgamated Kirkland, Princeton and Upper Beaver properties. In total 61 diamond drill holes were completed in 2005 representing 34,825 m. Late in the year a joint venture was formed with KLG on the KLW property to carry out underground exploration on the "04 Break".

In 2006, Queenston completed a $3.65 M program of exploration on the Upper Beaver, Anoki-McBean and KL West properties. A total of 64 diamond drill holes were drilled totaling 38,500 m.

In 2007, the Company completed approximately $4.8 M in exploration in Kirkland Lake largely consisting of diamond drilling on the Upper Beaver, KL West and AK properties. A total of 65 diamond drill holes were completed in 2007 totaling 52,366 m. Also in 2007 the Company and joint venture partner KL Gold purchased the South Claims and East Claim properties.

In 2008, the Compnay completed approximately $7.3 M in exploration in Kirkland Lake including diamond drilling on the Upper Beaver, McBean, AK and South Claims properties. A total of 94 drill holes and 6 wedges were completed in 2008 totaling 62,475 m.

4.1.3 Regional Geology

The regional geological setting of the Kirkland Lake area is typical of many gold camps in the Superior Province of the Canadian Shield. Kirkland Lake occurs in the southwestern portion of the Abitibi greenstone belt along a major regional deformation zone referred to as the Larder Lake Break ("LLB"). The LLB is considered a major east-west trending thrust fault that developed in the crust along the contact of mafic and ultramafic rocks of the Tisdale Group to the south and mafic volcanic rocks of the Blake River Group to the north. Expansion along the LLB created a graben-like basin which was filled with calc-alkaline volcanic activity and clastic sedimentary rocks forming the Timiskaming Group. Later compression of the area created parallel and splay faults in both the Timiskaming and Tisdale Group rocks along which many of the gold deposits in the camp were formed. Today the LLB represents an unconformity between the Tisdale Group to the south and a .6 km to 5 km thick section of Timiskaming Group sediments and volcanics to the north. Both the major rock groups in the area have been intruded by gabbroic and mafic-felsic intrusions, the most prominent are the Lebel Stock, Otto Stock, Murdoch Creek Stock and the Round Lake Batholith.

4.1.4 Mineral Resources

Queenston properties in the Kirkland Lake Area contain current, NI 43-101 compliant, mineral resources in 4 gold deposits (Anoki, Anoki South, Upper Beaver and South Mine Complex) and historic mineral resources (non NI 43-101 compliant and should not be relied upon as they have not been verified by Qualified Person) in 4 gold deposits (McBean, Upper Canada, Amalgamated Kirkland, 180 East).

The Anoki and Anoki South deposits contain current mineral resources and have been calculated in accordance with NI 43-101 and Companion Policy 43-101CP by independent Qualified Person Hrayr Agnerian, P.Geo., Consulting Geologist with Roscoe Postle and Associates Inc. (RPA) in a report dated April 30, 2004 (RPA, 2004). The Upper Beaver deposit contains current mineral resources that have been calculated in compliance with NI 43-101 and Companion Policy 43-101CP by independent Qualified Person Michael Kociumbas, P. Geo. of Watts, Griffis and McOuat Limited of Toronto in a report dated September 22, 2008. The South Mine Complex contains current mineral resources that have been calculated in compliance with NI 43-101 and Companion Policy 43-101CP by independent Qualified Person Glenn R. Clark, P.Eng. of Oshawa in a report dated August 25, 2008. The technical reports are filed on SEDAR.

Table of Current Mineral Resources on the Kirkland Lake Project Area

Deposit	Measured + Indicated Resources	Inferred Resources
Anoki [1]	522,300 t @ 5.7 g/t Au	35,800 t @ 5.7 g/t Au
Anoki South[1]		106,000 t @ 6.5 g/t Au
Upper Beaver[2]	1,373,500 t @8.5 g/t Au 0.43% Cu	1,061,300 t @ 7.7 g/t Au, 0.39% Cu
South Mine[3] Complex	19,505 t @ 38.1 g/t Au	33,113 t @ 42.5 g/t Au
Total	**1,915,305 t @ 8.0 g/t Au**	**1,236,213 t @ 8.5 g/t Au**

[1]: after RPA 2004
[2]: after WGM 2008
[3]:after Clark 2008

The mineral resources on the McBean, Upper Canada, Amalgamated Kirkland and 180 East deposits are considered historic mineral resources as they were calculated prior to February 1, 2001 and NI 43-101. As a result, the historic mineral resources have not been calculated under the current standards and should not be relied upon as they have not been verified by a Qualified Person. A review of the Company's mineral resources is outlined in a Technical Report prepared by Dale R. Alexander, P. Geo., entitled "Technical Report on the Mineral Properties of Queenston Mining Inc. in the Kirkland Lake Gold Camp" and filed on SEDAR.

Table of Historic Mineral Resources on the Kirkland Lake Project Area

Deposit	Measured + Indicated Resources	Inferred Resources
Upper Canada °	1,899,973 t @ 6.9 g/t	-
McBean [1]	835,518 t @ 5.1 g/t	1,835,237 t @ 6.5 g/t
AK [2]		2,639,378 t @ 4.5 g/t
180 East *	326,587 t @ 4.1 g/t	
Total	**3,062,078 t @ 6.1 g/t**	**4,474,575 t @ 5.2 g/t**

° : after RPA 1996, INCO 1990, Queenston 1988,
[1] : after RPA 1996, INCO 1985, Queenston 1997,
[2] : after RPA 1996, Cyprus Canada 1995,
** : after RPA 1996, INCO 1989*

4.1.5 Upper Beaver Property

The property comprises 74 claims (1,198 ha) and hosts the previously mined Upper Beaver Mine that produced 140,709 oz of Au and 11.9 M lbs of Cu from 526,678 t grading 8.3 g/t Au and 1% Cu. Upper Beaver forms part of the Company's strategy to advance four gold deposits towards production in Gauthier township employing a central mill complex.

Gold was first discovered on the property in 1912 and two shafts were sunk exploring a series of gold-copper veins. In 1919 Argonaut Gold Mines built a small mill with limited production occurring until 1928. From 1935 to 1964 a variety of companies completed exploration on the property with no reported production. In 1964, Upper Canada Gold Mines Limited acquired the property and produced from the mine to a depth of 365 m (1,250 ft) until closure in 1971. The main shaft was sunk to a depth of 650 ft with a winze to 1,250 ft. Levels were established at 80, 100, 200, 350, 500, 625, 750, 875, 1000 and 1250 feet. In 1977 Queenston Gold Mines Limited purchased the Kirkland Lake assets held by Upper Canada Resources Limited.

In 1989 Queenston formed a joint venture with Pamorex Minerals Inc., a predecessor to Royal Oak Mines Ltd., and completed exploration to 1997 discovering four new gold zones. In 2000, as a result of bankruptcy Royal Oak withdrew from the joint venture and Queenston regained a 100% interest in the property. In 2000 Queenston completed a single drill hole targeting the North Zone. This hole intersected the zone at 300 m below surface assaying 3.9 g/t gold and 0.9% copper over a width of 2.3 m. Upon closure of the mine in 1972, the historic mineral resource was 200,000 t grading 7.9 g/t and 1.2% copper. This resource was calculated by the staff of the mine prior to NI 43-101 Standards of Disclosure for Mineral projects and should not be relied upon as its accuracy has not been verified by a Qualified Person.

The property is underlain by mafic volcanic rocks of the Blake River Group to the north and felsic volcanic rocks of the Tisdale Group to the south. The contact between the two groups is moderately to flat dipping to the northeast. A syenite plug intrudes the mafic volcanic rocks north of the main shaft. Two historic types of gold-copper mineralization occur on the property, (1.) northeast trending-northwest dipping quartz-carbonate-gold veins in syenite and mafic volcanic rocks, and (2.) chalcopyrite-pyrite-magnetite zones consisting of both northeast trending layered type and non-layered vein type occurring in andesite and interflow material.

2005-06 Program

In the winter and spring of 2005 Queenston completed a program of linecutting and IP geophysics over the property. In May, the Company commenced a diamond drilling program testing a variety of geological and geophysical targets. During 2005, 29 holes were drilled totaling 14,260 m. In 2006, 45 holes (32,265 m) were drilled to follow-up results of the 2005 program and in 2007, 49 holes (40,952 m) were drilled as a follow up to the 2006 program.

The 2006 drilling program was successful in further defining and extending three zones of gold and copper mineralization located adjacent to and below the old mine workings, Beaver North Zones , North Basalt Zones and South Contact Zone

The Beaver North Zones represent a series of steeply north dipping breccia zones containing chalcopyrite, magnetite, pyrite and visible gold occurring in a variety of rock types including syenite, feldspar porphyry, conglomerate and basalt. The most significant zones occur near the southern contact of the syenite plug and include the Upper Porphyry Zone (20.3 g/t Au with 2% Cu over 10.7 m in hole UB05-16), the Lower Porphyry Zone (9.2 g/t Au with 0.4% Cu in hole UB06-47), Syenite Breccia Zone (6.7 g/t Au with 2.2% Cu over 3.0 m in hole UB06-67) and Lower Gauthier Zone (26.8 g/t Au over 3.0 m I hole UB06-68). The zones have been traced within a mineralized corridor over a horizontal and

dip length of approximately 600 m. The Beaver North Zones trend in a northeast – southwest direction and comprise veins and stringers of magnetite and chalcopyrite containing visible gold in altered feldspar porphyry, syenite and sediments.

At the North Basalt Zone three, steeply dipping zones of gold and copper mineralization occurs in brecciated and altered basalt at the north contact of the syenite plug. Important intersections include: 8.4 g/t Au with 0.3% Cu over 2.3 m and 11.3 g/t Au with 0.7% Cu over 4.2 m in hole UB06-65. A new zone was intersected west of the North Basalt zones in sheared and brecciated syenite. This zone intersected in hole UB06-63 assayed 20.8 g/t Au over 4.0 m.

The South Contact Zone represents a series of altered and mineralized zones in silicified, epidotized, carbonated, and brecciated mafic volcanic and sedimentary rocks. This Zone contains magnetite, chalcopyrite, pyrite, pyrrhotite, visible gold and consists of two, flat lying units, an Upper and Lower and occurs at or near the Kenojevis-Gauthier contact south and below the old mine workings. To date this zone has been traced over a length of 250 m and remains open. Important intersections include: 14.3 g/t Au ove 3.0 m in hole UB05-03, 9.2 g/t Au over 4.0 m in hole UB05-04, 5.0 g/t Au over 10.9 m in hole UB05-17 and 13.4 g/t Au over 4.2 m in hole UB05-19.

2007 Program

As a result of the success of the 2005 and 2006 drilling campaigns the Company commissioned a resource definition drilling program in January 2007. This program was implemented to determine a NI 43-101 mineral resource at Upper Beaver and the Company retained the consulting firm Watts Griffis and McOuat to complete the study scheduled to be completed by the end of the 2nd quarter of 2008.

The resource definition diamond drilling program is targeting a mineralized corridor that extends below the Upper Beaver Mine hosting a series of chalcopyrite and magnetite veins containing visible gold in altered and brecciated mafic syenite, feldspar porphyry and clastic sediments. To date, drilling has defined the corridor to extend over a length of 500 m long and to a vertical depth of 800 m where it remains open.

The 2007 drilling program (60 holes, 48,702 m) included both "infill holes" (drilled between existing holes) and "step-out holes" (drilled to extend known zones of mineralization). The drilling continued to intersect multiple zones of gold and copper mineralization in a variety of zones. Step-out holes that intersected significant gold and copper mineralization in the Porphyry Zone during the year include 4.2 g/t Au with 0.42% Cu over 18.2 m in hole UB07-95, 10.8 g/t Au with 0.20% Cu over 16.5 m in hole UB07-100, 19.4 g/t Au with 1.8% Cu over 13.3 m in hole UB07-110 and 15.1 g/t Au with 0.20% Cu over 3.3 m in hole UB07-115. In-fill holes that intersected significant gold and copper mineralization in the Porphyry Zone during the year include 14.5 g/t Au with 0.40% Cu over 13.0 m in hole UB07-95, 11.6 g/t Au with 1.0% Cu over 12.1 m in hole UB07-98, 11.9 g/t Au with 1.2% Cu over 6.0 m in hole UB07-112 and 8.9 g/t Au with 1.3% Cu over 10.6 m in hole UB07-119. At the end of February 2008 there remained two drill holes to be completed as part of the resource definition drilling program. Upon the receipt of the resource study in 2008, the Company will begin technical assessment of the Upper Beaver project as part of an initial economic assessment for the development of Queesnton's four deposits in Gauthier township.

Also in 2007 the Company completed a Titan-24 geophysical survey, performed by Quantec Geoscience of Toronto, on the Upper Beaver property. This survey identified a number of deep targets below and adjacent to the mineralized corridor. This target was drill tested in 2008 at the conclusion of the resource definition program. Exploration costs attributed to the Upper Beaver project in 2007 amounted to approximately $3,800,000.

2008 Program

During 2008, Queenston incurred exploration expenditures on the Upper Beaver property amounting to approximately $2.7 M. The expenditure included drilling 20 holes with two wedges (22,399 m), a NI 43-101 compliant resource calculation and metallurgical testwork.

Drilling during the year continued to outline a mineral resource on the gold-copper deposit as well as beginning deeper exploration below the deposit. Since 2005 a total of 134 drill holes (97,065 m) was completed at Upper Beaver defining four mineralized zones (Porphyry, North Contact, Syenite Breccia and South Contact) below the old mine workings to a vertical depth of -800 m. The zones occur in a series of breccia zones that dip steeply north (75°) containing chalcopyrite, magnetite, pyrite and visible gold within a mineralized corridor that extends over a horizontal and dip length of approximately 600 m near the southern contact of a syenite plug. For the NI43-101 mineral resource that was announced in September 2008, drill holes up to and including UB08-128 were used in the calculation.

Selected Assay Results from the 2008 Upper Beaver Drilling Program

Hole #	Dip (°)	Az (°)	From (m)	To (m)	Interval (m)	Estimated TW (m)	Cu (%)	Au (g/t)	Zone
UB07-121	-71	136	832.6	833.0	0.4	0.3	-	57.0	North Contact
			857.0	884.2	27.2	19.0	0.2	3.4	Porphyry
including			857.0	860.8	3.8	2.7	0.5	8.3	Upper Porphyry
and			869.6	870.5	0.9	0.6	0.5	13.3	Upper Porphyry
and			877.0	884.2	7.2	5.0	0.2	6.5	Lower Porphyry
and			877.0	879.0	2.0	1.4	0.5	15.1	Lower Porphyry
and			883.0	884.2	1.2	0.8	0.3	11.9	Lower Porphyry
UB08-123	-71	140	826.7	833.0	6.3	4.4	-	6.6	Upper Porphyry
UB08-124W	-69	132	812.0	837.0	25.0	17.5	0.2	8.7	Porphyry
including			812.0	814.8	2.8	2.0	0.3	4.5	Upper Porphyry
and			823.0	837.0	14.0	9.8	0.7	14.3	Lower Porphyry
and			823.0	830.0	7.0	4.9	-	23.9	Lower Porphyry
and			830.0	837.0	7.0	4.9	1.3	4.8	Lower Porphyry
UB08-126	-71	142	792.0	802.0	10.0	7.0	0.2	4.1	Upper Porphyry
			792.0	792.6	0.6	0.4	-	12.4	Upper Porphyry
			798.9	800.8	1.9	1.3	-	15.0	Upper Porphyry
UB08-127	-68	139	750.7	771.9	21.2	14.8	0.8	14.3	Upper Porphyry
including			750.7	754.0	3.3	2.3	1.6	56.1	Upper Porphyry
and			761.7	765.7	4.0	2.8	1.5	15.7	Upper Porphyry
and			771.0	771.9	0.9	0.6	1.4	26.2	Upper Porphyry
			783.5	784.1	0.6	0.4	0.1	14.8	Lower Porphyry
			998.7	1000.4	1.7	1.2	1.1	88.9	Syenite Breccia
UB08-128	-70	125	795.2	801.3	6.1	4.3	0.1	3.6	North Contact
			852.0	871.8	19.8	13.9	0.3	3.1	Porphyry Zone
including			852.0	856.0	6.0	4.2	0.7	3.2	Upper Porphyry
and			864.0	871.8	7.8	5.5	0.3	5.3	Lower Porphyry

On September 22, 2008 the Company reported a NI 43-101 mineral resource at Upper Beaver comprising total indicated resources of 1,373,500 t grading 8.5 g/t Au (375,000 oz.) (9.7 g/t Au uncapped (427,900 oz.)) with 0.43% Cu and total inferred resources of 1,061,300 t grading 7.7 g/t Au (262,800 oz.) (8.5 g/t Au uncapped (291,300 oz.)) with 0.39% Cu. The mineral resource was completed by

Watts, Griffis and McOuat Limited of Toronto under the supervision of independent qualified person Michael W. Kociumbas, P.Geo.
The mineral resource included four zones, Porphyry, South Contact, North Contact and Breccia calculated to a depth of -800 m below surface. Approximately 82% of the mineral resource is hosted in the Porphyry Zone that remains open to depth.

Summary of Upper Beaver Mineral Resources

Category	Tonnes	Cu (%) Capped	Au (g/t) Uncapped	Ounces Uncapped	Au (g/t) Capped	Ounces Capped
Indicated	1,373,500	0.43	9.7	428,000	8.5	375,000
Inferred	1,061,300	0.39	8.5	291,300	7.7	262,500

Note: Cutoff of 3.0 g/t Au; Au is capped at 50 g/t; Cu is capped at 2%. ("Capped" has the same meaning as "Cut")

Mineral Resources of Individual Zones

Zone /Category	Tonnes	Cu (%) Capped	Au (g/t) Uncapped	Ounces Uncapped	Au (g/t) Capped	Ounces Capped
Porphyry Zones						
Indicated	**942,600**	**0.52**	**10.9**	**331,100**	**9.6**	**290,700**
Inferred	**859,200**	**0.45**	**9.2**	**255,300**	**8.3**	**229,600**
South Contact Zones						
Indicated	**209,900**	**0.19**	**6.3**	**42,800**	**6.3**	**42,800**
Inferred	**171,400**	**0.15**	**4.9**	**27,000**	**4.9**	**27,000**
North Contact Zones						
Indicated	**126,700**	**0.47**	**10.0**	**40,700**	**6.9**	**28,200**
Inferred	**12,600**	**0.58**	**16.1**	**6,600**	**9.3**	**3,800**
Breccia Zone						
Indicated	**94,300**	**0.04**	**4.4**	**13,300**	**4.4**	**13,300**
Inferred	**18,100**	**0.03**	**4.1**	**2,400**	**4.1**	**2,400**

Notes: 1. Interpretation of the mineralized zones were created as 3D wireframes/solids based on a 3.0 g/t Au cutoff grade and a minimum horizontal thickness of 2 m.
2. Mineral Resources were estimated using a block model with a block size of 5m by 5m by 2m with a specific gravity of 2.9 t/m^3
3. Grade capping was done on 1 m composite/individual assays at 50 g/t Au and 2% Cu.
4. Assumed gold price was US$650/ounce.

The Company also completed eleven exploratory drill holes (12,099 m) testing a variety of targets on the property including geophysical anomalies that resulted from a Quantec Geoscience, Titan 24 survey. The most significant result was hole UB08-135 that was drilled to target the Porphyry Zone at a vertical depth of 1,100 m in the vicinity of a Titan anomaly. This hole intersected the zone approximately 300 m vertically below the previous drilling and assayed 2.7 g/t Au with 0.75% Cu over a core length of 4.8 m (3.5 m true width). Other holes that intersected gold mineralization as part of the anomaly testing program include UB08-130 assaying 5.4 g/t Au over 1.9 m under the North Basalt Zone, UB08-132 and UB08-132W assaying 1.2 g/t Au over 0.8 m and 3.0 g/t Au over 1.5 m located south of the mine workings, and hole UB08-63E assaying 4.4 g/t Au over 0.5 m at the projected location of the Porphyry Zone, 150 m west of hole UB08-135 and 130 m deeper at the -1265 level (true width estimated at 75% of

core length). In December, the Company announced the completion of a further three holes (3,533 m) planned to extend the Upper Beaver mineral resource below a depth of 800 m. All holes intersected mineralization in the eastern portion of the Porphyry Zone with the most significant in hole UB08-139 assaying 30.3 g/t Au with 1% Cu over a core length of 20.8 m within this intersection are two sub-zones containing visible gold, the Upper Porphyry Zone assaying 69.5 g/t Au with 0.4% Cu over 3.8 m and the Lower Porphyry Zone assaying 51.5 g/t Au with 2.6% Cu over 7.0 m. This intersection occurs at a vertical depth of 1000 m and approximately 200 m below the mineral resource. Hole UB08-137 was completed approximately 150 m above UB08-139 and intersected the Lower Porphyry Zone assaying 3.0 g/t Au over 7.5 m including a 0.7 m interval assaying 9.7 g/t. Hole UB08-138, drilled 100 m above UB08-137, intersected a thick Porphyry Zone intersection assaying 1.2 g/t Au over 53.7 m including an Upper Porphyry Zone interval of 0.8 m assaying 10.5 g/t Au and a Lower Zone interval of 4.3 m assaying 4.9 g/t Au.

Other holes that intersected gold mineralization as part of the anomaly testing program include UB08-130 assaying 5.4 g/t Au over 1.9 m under the North Basalt Zone, UB08-132 and UB08-132W assaying 1.2 g/t Au over 0.8 m and 3.0 g/t Au over 1.5 m respectively located south of the mine workings.

Selected Assay Results from the 2008 Upper Beaver Exploratory Drilling Program

Hole #	Dip (°)	Az (°)	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Cu (%)	Au (g/t)	Zone
UB08-130	-72	139	786.3	788.2	1.9	?	-	5.4	North Basalt
UB08-132	-69	42	622.1	611.9	0.8	?	-	1.2	
UB08-132W	-69	42	1069.8	1071.3	1.5	?	-	3.0	
UB08-135	-71	129	1219.4	1224.2	4.8	3.5	0.8	2.7	Upper Porphyry
UB08-137	-71	136	771.0	773.1	2.0	1.4	-	6.7	North Contact
			871.6	880.1	7.5	5.3	-	3.0	Porphyry
including			872.6	873.6	1.0	0.7	-	9.7	Upper Porphyry
and			877.9	879.0	1.1	0.6	-	6.0	Lower Porphyry
UB08-138	-71	140	761.5	762.3	0.8	0.6	-	19.2	North Contact
			830.2	893.0	53.7	37.6	-	1.2	Porphyry
including			845.2	846.0	0.8	0.6	-	10.5	Upper Porphyry
and			868.9	870.0	1.1	0.8	-	13.3	Lower Porphyry
UB08-139	-71	142	986.5	1007.3	20.8	14.6	1.0	30.3	Porphyry
including			986.5	990.3	3.8	2.7	0.4	69.5	Upper Porphyry
and			1000.3	1007.3	7.0	4.9	2.6	51.5	Lower Porphyry

Holes UB08-129, -131, -133 and -134 targeted isolated Titan anomalies outside the limits of the known Upper Beaver deposit. Each hole intersected zones of alteration and sulphide mineralization and indicate the broad nature of the mineralized system associated to the deposit. Although no significant values were encountered in these holes further exploration is warranted.

Also during the year, metallurgical testwork continued to determine the recovery of gold and copper from a variety of mineralization styles at Upper Beaver. Independent consultant Peter W. Godbehere (B.Sc., A.R.S.M.) supervised the metallurgical studies that are being performed by SGS Mineral Services at Lakefield, Ontario. The historic records from previous operations at Upper Beaver were excellent with 94% of the gold and 95% of the copper being recovered.

In 2009 the Company plans two programs of drilling at Upper Beaver. One program will focus on upgrading the inferred mineral resource to the indicated category towards the pre-feasibility stage and the other program will continue with deep exploration and resource enhancement. Also during the year, the Company anticipates initiating Environmental Baseline Studies and initiating a Preliminary Assessment of the project to determine the economic viability of considering a mining operation.

William McGuinty, P. Geo., V.P. Exploration of Queenston and Qualified Person under NI 43-101 has reviewed the Upper Beaver information in this document.

4.1.6 Anoki – McBean Property

The Anoki – McBean property comprises 32 mineral claims (502 ha) located in southern Gauthier Township. The property is accessible by provincial highway 66 and secondary roads and hosts three gold deposits, Anoki, Anoki South and McBean. The deposits occur along the Larder Lake Break within 700 m of one another.

The Anoki-McBean property forms part of the Company's strategy to advance four gold deposits towards production employing a central mill complex.

Anoki

Initial discovery of gold at Anoki was in 1916 and in 1938 a shaft was sunk to 225 m and 4 levels were established with no production. From1979 to 1990, Inco Limited in joint venture with Queenston completed diamond drilling, calculated a mineral resource, drove a ramp to 230 m, extracted a bulk sample and completed a feasibility study. The bulk sample consisted of 33,339 t grading 3.3 g/t Au (3,100 oz). Inco's resource amounted to 1,072,260 t averaging 4.1 g/t (141,000 oz) using a 1.7 g/t cut-off over a minimum width of 1.5 m. A feasibility study was completed in 1990 and based on a mineable reserve of 589,500 t averaging 4.7 g/t (89,000 oz) however, due to the uncertainty of the gold price the project did not proceed.

In 2003, a new geological interpretation of the Anoki Main Deposit was completed and RPA calculated a new mineral resource employing a block model method and a higher gold grade cut-off. This resource is outlined in a Technical Report entitled Report on the Anoki Main Deposit and Anoki South Zone, Kirkland Lake, Ontario, prepared by Hrayr Agnerian, P. Geo., dated April 30, 2004. A total of 254 surface and underground diamond drill holes were used in the study outlining a group of seven steeply north dipping lenses of gold mineralization that collectively form a wide zone of gold mineralization measuring 450 m long x 60 m high that begins near surface and plunges to the east at 30°.

The Anoki Deposit occurs within a 50 to 100 meter thick package of coarse grained basaltic flows of the Tisdale (Larder Lake) Group that terminates along packages of cherty, graphitic and tuffaceous rocks. The Anoki lenses are characterized by altered and mineralized corridors within fractured to brecciated coarse flows. The coarse grained basalts are magnetic, bleached, fractured and silicified and are well altered with ankerite, sericite, albite and chlorite plus or minus local fuchsite. Pyrite mineralization reaches up to 10% on a local scale as fine to medium grained disseminated material as well as coarser blebs to patches. Ankerite and quartz-ankerite veining are poorly developed.

RPA determined the Anoki Main Zone to contain measured and indicated resources of 522,300 t averaging 5.7 g/t (95,700 oz) and inferred resources of 35,800 t averaging 5.7 g/t (6,600 oz). The resource was calculated using a 3.5 g/t cut-off over a minimum horizontal thickness of 1.5 m, cutting high grade assays to 34.29 g/t Au and complies with NI 43-101 and Companion Policy 43-101CP. Applying a lower gold grade cut-off of 2.5 g/t, RPA calculated the Anoki Main Zone to contain measured and indicated resources of 706,600 t averaging 4.9 g/t (113,000 oz) and inferred resources of 40,200 t averaging 4.6 g/t (5,900 oz).

Since 2004 no further exploration or development has been completed at Anoki. In 2008 the Anoki will form part of an initial economic assessment as part of the Company's goal to develop four deposits in Gauthier township.

Anoki South Zone

In 2002, Queenston completed 11 drill holes below the Anoki deposit intersecting a new gold discovery referred to as the Anoki South Zone ("ASZ"). The ASZ is located 250 m south of the Anoki deposit and is hosted in a 3-30 m thick unit of altered inter-flow sedimentary and volcanic rocks that dip 55° south and contain pyrite, sphalerite and chalcopyrite. Silicified and carbonated zones within this unit are elevated in gold and include the occurrence of coarse visible gold. Drilling in 2003 has outlined a corridor of anomalous gold values that measured 200 m x 200 m and within this corridor a higher grade core of gold mineralization that was encountered in four holes, AN-02-20: 6.7 g/t over a true width of 4.1 m, AN-02-21: 18.9 g/t Au over a true width of 2.7 m, AN-02-27: 67.8 g/t Au over a true width of 2.5 m and AN-03-33: 7.2 g/t Au over a true width of 1.2 m and 3.3 g/t over a true width of 4 m.

In 2003, 5 drill holes continued to define the Anoki South Zone. In 2004, RPA calculated an inferred mineral resource on this zone amounting to 106,000 t averaging 6.5 g/t Au (22,150 oz). This resource was calculated using a 3.5 g/t Au cut-off over a minimum horizontal thickness of 1.7 m, cutting high grade assays to 34.29 g/t Au and is conformable to NI 43-101 and Companion Policy 43-101CP. Exploration potential exists along the South Splay for the discovery of additional gold zones similar to the Anoki South Deposit.

Since 2004 no further exploration or development has been completed at Anoki South. In 2009 the Anoki South will form part of an initial economic assessment as part of the Company's goal to develop four deposits in Gauthier township.

Anoki Deep Zone

Below the Anoki Main and Anoki South Zone lies the Anoki Deep Zone. This zone was discovered in 1997 as part of a deep drilling program to target extensions of known gold mineralization in the Anoki and McBean area of the Kirkland Lake project. During 1997-98 fourteen holes were completed on the Anoki South Zone outlining a 150-600 m thick, shallow dipping wedge of highly altered and carbonated tuffaceous rocks bounded by two faults, the steeply dipping Larder Lake Break to the north and the shallow dipping South Splay to the south. The gold mineralization occurs in silicified-pyritic-carbonated zones in sericitic tuff containing visible gold. To date the best intersection was reported in hole AN-97-03 assaying 30.2 g/t Au over 4.0 m.

In 2002, three drill holes targeted strike and dip projections of the Anoki Deep Zone generally intersected low grade gold mineralization (0.4 g/t Au to 1.0 g/t Au) over intervals ranging from 1 m to 22 m.

Since 2004 no further exploration or development has been completed at Anoki Deep. No exploration is planned on Anoki Deep in 2009.

McBean

A gold discovery was made at McBean in the early 1920's and during three stages, 1928, 1938-39 and 1947-48 three shafts and 5 levels were developed to a depth of 213 m. In1983, following a period of diamond drilling, Queenston and Inco extracted by open pit, the upper portion of the McBean deposit to a depth of 78 m. A total of 505,866 t grading 2.98 g/t were mined and processed at the McBean mill producing 48,513 oz. of gold. Due to low gold prices the expansion of the McBean pit to underground mining was deferred in 1988.

Located in the Larder Lake Break, the McBean gold deposit consists of a series of steeply south dipping, easterly plunging zones hosted in deformed ultramafic volcanic rocks cut by numerous small syenite and porphyry bodies. Gold mineralization that occurs in silicified and deformed syenite is referred to as the Felsite Zone and lie within the center of the LLB. Adjacent and to the south of the Felsite Zone is the

Green Carbonate Zone where lenses of gold mineralization occur in altered and silicified komatiite that have been altered to form a local ore forming unit described as green carbonate containing pyrite, ankerite, fuchsite and visible gold.
In 1985, Inco and Queenston calculated a combined measured and indicated mineral resource of 835,520 t grading 5.1 g/t Au and an inferred mineral resource of 723,934 t grading 4.8 g/t Au remaining in the McBean deposit below the pit. These resources were calculated using a cut-off grade of 1.7 g/t Au over a minimum true width of 1.5 m. Although the resources were calculated prior to 2001 and NI 43-101 Standards of Disclosure for Mineral Projects, they have been reviewed by Roscoe Postle Associates Inc. in a technical report entitled "Report on the Kirkland Lake Project for Queenston Mining Inc." dated July 19, 1996 and comply with the resource/reserve classification adopted by the CIM. They are considered as historic resources and should not be relied upon as they have not been verified by a Qualified Person.

Following a phase of deeper drilling in 1996-97 Queenston calculated a further inferred mineral resource of 1,111,303 t grading 7.5 g/t. This resource was calculated using a cut-off grade of 3.4 g/t Au over a true width of 1.5 m and complies with the resource classification adopted by the CIM. As this calculation was completed prior to NI 43-101 it is regarded as an historical resource and should not be relied upon as it has not been verified by a Qualified Person.

In 2005-06 completed a total 13 holes (5,872 m) targeting the Felsite and Green Carbonate Zones below the McBean pit. The purpose of the drilling program was two-fold, first, to assist in the geological interpretation of the historic resources and second, begin to upgrade the McBean resource to NI 43-101 standards. Included with the drilling results are assays from two previous holes (MB05-34, -35) that were drilled late in 2005 and form part of the McBean upgrading program.

The drilling confirmed the interpretation of an easterly plunging package of mineralized porphyry/syenite (Felsite Zone) and altered komatiite (GC Zones) below the McBean pit lying 150 m to 600 m below surface and remaining open at depth. The drilling program targeted the mineralization over a length of 250 m and vertically between -240 m to -370 m. Highlights of the program included 6.1 g/t Au over 1.9 m in hole MB05-34, 9.4 g/t Au over 1.7 m in hole MB05-35, 7.4 g/t Au over 3.3 m in hole MB06-40, 7.1 g/t Au over 1.9 m in hole MB06-42, 9.4 g/t Au over 5.4 m in hole MB05-35, 7.6 g/t Au over 2.3 m in hole MB06-37, 6.2 g/t Au over 1.6 m in hole MB06-41 and 9.3 g/t Au over 3.7 m in hole MB06-43.

In 2007, the results of the 2006 drilling program were added to the McBean geological data base and used to develop a new geological interpretation of the deposit. This interpretation identified a series of steeply dipping gold zones that contain the historic mineral resource and remain open to depth. The cost of the 2007 program amounted to approximately $78,000 and led to recommending further drilling prior to calculating a NI 43-101 resource.

2008 Program

In 2008, the Company completed 58 diamond drill holes (27,266 m) on the McBean property amounting to an expenditure of approximately $2,464,000. This program represented two phases of drilling and is required to advance the historic mineral resources at McBean to NI 43-101 standards.

The 2008 drilling intersected multiple zones of gold mineralization including the following significant results; 10.2 g/t Au over 13.6 m (hole MB08-66), 7.4 g/t Au over 15.9 m (hole MB08-54), 5.9 g/t Au over 29.1 m (hole MB08-58), 5.7 g/t Au over 18.1 m (MB08-47), 9.5 g/t Au over 6.1 m and 6.5 g/t Au over 9.3 m (hole MB08-62), 15.4 g/t Au over 5.2 m (MB08-75), 5.5 g/t Au over 27.5 m (MB08-87) and 9.8 g/t Au over 5.1 m (MB08-96).

Assay Results from the 2008 McBean Drilling Program

Hole #	Section (ft)	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
MB08-43W	100+50E	392.7	400.2	7.5	1.5	C
including		392.7	393.3	0.6	5.7	C
MB08-44W	100+50E	255.4	269.2	13.8	3.3	A
including		267.6	269.2	1.6	13.1	A
		285.9	287.7	1.8	8.4	B1
		300.7	304.4	3.7	4.4	B2
MB08-47	98+50	373.7	391.8	18.1	5.7	B2
		407.8	408.7	0.9	12.6	C2
		411.3	415.4	4.1	2.6	D
including		413.9	414.5	0.6	15.1	D
MB08-48	99+50E	309.7	312.8	3.1	2.7	B1
		366.0	366.9	0.9	12.2	C1
MB08-50	100+00E	222.5	229.8	7.3	2.3	A
including		222.5	223.5	1.0	10.4	A
MB08-51	100+75E	236.5	238.9	2.4	1.5	B1
MB08-52	9+675E	213.3	217.7	4.4	2.0	A
		221.8	226.5	4.7	2.3	B
		251.5	255.0	3.5	7.3	B1
MB08-53	112+00E	648.3	650.4	2.1	3.7	C
MB08-54	98+50E	310.3	326.2	15.9	7.4	B,B1
MB08-55	99+50E	325.8	333.5	7.7	2.4	B
including		332.8	333.5	0.7	7.8	B
MB08-56	96+00E	195.4	204.5	9.1	3.2	B
including		199.0	199.9	0.9	7.6	B
including		203.8	204.5	0.7	9.2	B
MB08-57	109+50E	563.0	573.9	10.9	3.2	A
including		563.0	566.7	3.7	7.5	A
and		563.0	564.8	1.8	10.8	A
MB08-58	95+75E	276.8	305.9	29.1	5.9	A
including		276.1	280.4	4.3	12.0	A
Including		292.0	297.3	5.3	9.7	A
		337.3	346.9	9.6	3.6	B2
MB08-59	95+00E	411.8	412.3	0.5	8.7	B
MB08-60		249.1	262.4	13.3	4.4	A
including		250.5	252.5	2.0	9.3	A
and		258.2	260.0	1.8	7.6	A
		274.3	284.8	10.5	5.5	B1
including		274.3	280.4	6.1	6.3	B1
MB08-61	109+00E	536.4	537.3	0.9	7.7	D1
MB08-62	99+00E	219.8	225.9	6.1	9.5	A
including		223.0	225.9	2.9	17.2	A
		248.6	257.9	9.3	6.6	A
MB08-64	101+25E	507.2	518.8	11.6	4.0	B1,B2
including		507.2	509.2	2.0	7.8	B1
MB08-65	101+50E	621.5	625.2	3.7	7.9	B
including		620.9	622.8	1.9	13.8	B
MB08-66	107+00E	556.7	570.3	13.6	10.2	C
including		559.6	565.0	5.4	16.9	C
MB08-67	106+50E	455.1	460.3	5.2	3.1	CM
including		489.1	489.8	0.7	8.0	CM
MB08-67W	106+50E	482.7	493.0	10.3	2.9	CM
including		484.3	485.2	0.9	9.3	CM

Hole #	Section (ft)	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
MB08-68	102+25E	383.1	389.8	6.7	1.9	B
including		389.1	389.9	0.8	7.7	B
MB08-69	106+50E	840.5	841.6	1.0	2.8	C1
MB08-70	103+25E	716.0	719.0	3.0	4.7	D
including		717.8	719.0	1.2	7.2	D
MB08-71	103+50E	339.9	353.4	13.5	0.7	B/C
MB08-72	105+25E	490.4	493.2	2.8	3.1	A
		557.2	564.4	7.2	2.8	C1
including		563.3	564.4	1.1	7.1	C1
MB08-74	105+00E	370.6	373.4	2.8	1.0	C1
MB08-75	108+00E	535.2	548.8	13.6	6.8	C-19
including		535.2	540.4	5.2	15.4	C-19
		568.8	573.3	4.5	3.1	D
MB08-77	95+50E	200.2	288.9	88.7	1.2	A/B/C
including		213.8	217.6	3.8	3.1	A
and		267.9	272.5	4.6	4.1	B
and		286.8	288.8	2.0	4.2	C
MB08-78	95+00E	137.2	145.2	8.0	2.4	A
		149.3	154.2	4.9	8.0	A
MB08-79	107+50E	621.3	624.7	3.4	4.1	C
MB08-79W	107+50E	619.4	623.9	4.5	5.1	C
MB08-80	94+00E	175.3	191.4	16.1	3.8	A
including		181.1	183.2	2.1	9.1	A
MB08-81	94+00E	203.9	212.5	8.6	2.9	A
including		203.9	204.8	0.9	8.3	A
MB08-82	107+50E	534.9	567.0	32.1	2.1	C-19
including		545.2	554.6	9.4	4.0	C-19
MB08-84	93+00E	138.1	152.4	14.3	5.2	A
including		138.1	139.0	0.9	10.5	A
and		150.6	152.4	1.8	23.7	A
MB08-85	92+00E	257.0	264.3	7.3	1.7	B
MB08-86	92+00E	96.9	101.7	4.8	3.1	A
MB08-87	96+50E	285.9	313.3	27.5	5.5	A
including		290.5	295.0	4.5	14.0	A
and		312.7	313.4	0.7	11.0	A
		347.8	351.0	3.2	4.6	B
MB08-88	107+50E	717.5	723.3	5.8	2.0	C
MB08-89	98+00E	272.2	309.9	37.7	2.1	B
including		297.2	300.8	3.5	5.8	B
and		309.0	309.9	0.9	16.9	B
MB08-90	98+00E	268.7	309.0	40.3	2.8	A/B
including		275.8	278.3	2.5	9.1	B
and		298.8	300.5	1.7	15.7	C
MB08-91	98+00E	216.4	221.6	5.2	3.5	B
		234.4	237.0	2.6	4.7	C
MB08-92	98+00E	205.6	208.4	2.8	12.7	B
MB08-93	107+50E	613.9	620.0	6.1	5.2	C-19
		645.2	648.9	3.7	10.1	C-19
MB08-94	97+00E	220.1	224.5	4.4	2.1	B
MB08-95	94+50E	178.6	182.1	3.5	4.7	A
		206.0	210.6	4.6	3.2	B
		216.4	218.1	1.7	6.2	B
MB08-96	102+25E	391.1	396.2	5.1	9.8	B
		404.1	412.1	8.0	2.9	B

The gold mineralization at McBean occurs within the deformation corridor of the Larder Lake Break hosted in both felsic intrusive (syenite, porphyry) locally termed "felsite" and green carbonate (altered ultramafic flows). Multiple, steeply south dipping mineralized zones have been identified to date within the felsic and green carbonate packages. Gold is associated with silicification containing pyrite and visible gold in both the felsic bodies and green carbonate units. Located approximately 600 m west of McBean along the Larder Lake Break is the 100% owned Anoki gold deposit that hosts a NI 43-101 measured and indicated mineral resource of 522,300 t grading 5.7 g/t and an inferred resource of 141,800 t grading 6.2 g/t calculated by Hrayr Agnerian, P.Geo. of Roscoe Postal Associates Inc. in 2004. At Anoki, the mineralization occurs as lenses containing pyrite and gold in altered volcanic flow rocks. Combined, McBean and Anoki contain the same styles of mineralization, "Carbonate Ore" and "Flow Ore" respectively, that hosted 11 million ounces of gold at the past producing Kerr Addison mine located along the same regional structure 18 km to the east.

The resource definition drilling program continues at McBean in 2009, employing two rigs. Another 5,000 m is required to complete the program and at the conclusion, anticipated in the second quarter, a NI 43-101 resource calculation will be initiated. Further drilling is planned on the McBean property through the balance of 2009 to both expand the existing resource and explore for deeper mineralization. Frank Ploeger, P. Geo., Queenston's Senior Geologist and Qualified Person under NI 43-101 is supervising the McBean drilling program and has reviewed the Anoki-McBean property information in this document.

4.1.7 Upper Canada Property

The property comprises 59 claim units (953 ha) located in the central portion of Gauthier Township. The property hosts two gold deposits (Upper Canada and Brock) with past production of approximately 1.5 million oz. of gold.

Upper Canada forms part of the Company's strategy to advance four gold deposits towards production employing a central mill complex. Upper Canada is a significant past producer in the camp and contains an historic non-compliant, NI 43-101 resource developed by three shafts with multiple levels. A geological model of the deposit will be completed in 2009 to assist in the future planning of diamond drilling within and beyond the limits of the existing mine workings.

The initial discovery of gold at Upper Canada was in 1920 and in 1928 a shaft was sunk to 40 m. In 1929 Upper Canada Mines acquire the property, deepened the shaft to 150 m and established 4 levels. At the Brock deposit gold was discovered in the 1930's and between 1938-41 Brock Mines sunk a shaft to 192 m with four levels. No production was reported at Brock and the property was acquired by Upper Canada Resources in 1946. The Upper Canada deposit commenced production in 1938 and produced gold continuously to 1971. Past production amounted to 1.52 million oz. of gold from 4,294,873 tonnes averaging 11.01 g/t with the primary production shaft and winze to a depth of 1,930 m. With a substantial resource remaining the mine was closed in 1971 due to a major capital infusion required for expanding the operation including a power change over from 25 to 60 cycle. The mill continued to operate until 1972 processing material from the Upper Beaver mine and in 1984 the mill was used to process ore from the McBean mine until 1986. The assets of Upper Canada Resources were acquired by Queenston Gold Mines Limited in 1977. In 2001, Queenston dismantled the mill and ancillary buildings as part of the Closure Plan filed with the Ministry of Northern Development and Mines. Since the early 1990's no exploration has been undertaken on the property.

The property is underlain by Timiskaming assemblage flows, tuffs, sediments with syntectonic dykes, sill and plugs of syenite and porphyry. The deposit sits within a 300- 400 m thick deformation corridor framed by the north and south branches of the Upper Canada Break, a structural splay feature emerging from the Larder Lake Break. The ore zones occur within intensely deformed, east-west striking, vertical dipping shear zones that plunge 50-60 degrees to the east. The ore is restricted to narrow blue quartz veins in the thicker flow units and are characterized by fine pyrite, visible gold with accessory sphalerite,

chalcopyrite, galena and molybdenite. Production was principally recorded from the H, M, Q, B, Upper and Lower L zones. The L Zone is the largest ore bearing vein system occurring along the east side of a spotted porphyry body. It is represented by bluish quartz veins in a siliceous tuff and accounts for approximately 75% of the past production and 46% of the remaining historic mineral resources.

The Upper Canada property hosts a historic mineral resource. RPA (1996) reviewed several generations of resource estimates on the Upper Canada property. They concluded that a mix of prior calculations was most appropriate, wherein a Measured and Indicated resource of 1,899,973 t, grading 6.87 g/t were available from the C, L, and, M and Q zones. The historic resources were reported as Measured and Indicated, since they are defined by underground drill holes as well as underground development work. The historic resource at Upper Canada should not be relied upon as it has not been verified by a Qualified Person.

Historic Resources – Upper Canada (NI 43-101 Non-compliant)

Zone	Measured + Indicated Resources	Oz. of Gold
C Zone	720,508 t @ 7.4 g/t	170,700
Upper L	109,216 t @ 4.3 g/t	15,000
Lower L	773,475 t @ 7.7 g/t	191,250
M&Q	296,774 t @ 4.5 g/t	42,750
Total	**1,899,973 t @ 6.9 g/t**	**419,700**

In 2008, the Company incurred an expenditure of $127,800 on the Upper Canada property completing a program of digitizing historic data and geological modeling that started in 2007. During the second quarter of 2009, a surface diamond drilling program will begin to test a variety of targets that have already been identified by the geological modeling. As part of this program, drilling will evaluate the potential for an open pit resource above previously mined portions of the Upper Canada workings. Qualified Persons Caroline Hawson, P.Geo., and Frank Ploeger, P.Geo., Project and Senior Geologists with Queenston have reviewed the Upper Canada property information in this document.

4.1.8 South Claims Joint Venture Property

Queenston and KL Gold formed a 50%-50% joint venture in 2007 to purchase a 100% interest in 4 key mineral claims (6.5 ha) located in the heart of the Kirkland Lake gold camp. The properties, referred to as the South Claims (3 claims) and East Claim (1 claim), are located in Teck Township south of and adjacent to KL Gold's Macassa mine property and Queenston's Amalgamated Kirkland property. The properties are strategically located and cover the southern and eastern projection of the New South Mine Complex currently being explored and developed on the 5000' and 5300' levels of the Macassa mine.

On the South Claims, in the early 1900's, a 400 ft vertical shaft was sunk near the Amalgamated Break. During that period, Canadian Kirkland Mines completed limited underground drifting on a series of gold-bearing veins and since that time no further exploration has been reported on the property. There is no previously reported exploration on the East Claim.

North of the South Claims surface and underground exploration completed by KL Gold, on the Macassa property, discovered the ABM Zone in 2004 and the South Zone in 2005. The best intersections from these zones include 0.50 ounces of gold per ton (opt) over a core length of 29 feet in hole SV04-08 and 2.30 opt over a core length of 90.4 feet in hole 50-627 respectively. It is interpreted that both the ABM and new South Zones trend onto the South Claims.

KL Gold continues to explore the South Zones from the new 5300' crosscut and recent drilling reported in this area of the Macassa mine include the following significant results, 0.96 opt over a core length of

47.6 feet in hole 50-732, 1.03 opt over a core length of 21.2 feet in hole 50-696W, 1.30 opt over a core length of 9.6 feet in hole 50-696 and 1.55 opt over a core length of 62.4 feet in hole 50- 741. These high grade discoveries located south of the historic Main Break now include up to 15 or more individual gold zones and form what is currently referred to as the New South Mine Complex ("SMC"). The SMC is a high grade gold discovery made by KL Gold and comprises 15 or more mineralized zones currently being developed at the Macassa Mine. The largest of these zones is the New South Zone which is the target of exploration on the South Claims joint venture property. On the Macassa mine property KL Gold is expanding the SMC and has reported in 2008 a NI 43-101 proven and probable reserves of 693,000 tons grading 0.78 oz/ton (26.7 g/t) (542,880 oz) measured and indicated resources of 360,000 tons grading 0.66 oz/ton (22.6 g/t) (235,920 oz) and inferred resources of 707,000 tons grading 0.79 oz/ton (27.1 g/t) (542,880 oz). The reserves and resources were calculated by Glenn R. Clark, P.Eng. in a technical report entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated July 15, 2008 and filed on SEDAR (www.sedar.com).

Immediately west of the South Claims, surface drilling completed by KL Gold and previous operators reported drill hole intersections including 1.40 opt over a core length of 1.7 feet in hole AB-82-59, 9.10 opt over a core length of 0.5 feet in AB-92-03 and 1.06 opt over a core length of 1.0 feet in drill hole AB-02-02. All of these intersections are within 400 feet of the South Claims property and are associated with the Amalgamated Break.

East of the South Claims, on Queenston's 100% owned Amalgamated Kirkland property, exploration completed by Battle Mountain Canada Inc. in the early 1990's resulted in the discovery of the AK Zone where a best intersection in hole AK92-39a assayed 0.20 opt over a core length of 84.4 feet.

The northern portion of the South Claims is underlain by conglomerate and tuff of the Timiskaming Assemblage intruded by porphyry. The northeast-southwest tending Amalgamated Break cuts through the northern portion of the claims in the vicinity of the shaft. In the central potion of the property it is interpreted that the east-west trending 103 Break cuts the claims. This Break hosts the adjacent AK Zone on the Amalgamated Kirkland property. The southern most claim is almost entirely underlain by a portion of the Murdock Stock, a small felsic intrusion composed principally of syenite. The contact of the Timiskaming Assemblage and Murdock Stock is marked by the east-east trending Larder Lake Break. There is no recorded gold mineralization documented on the South Claims.

The East Claim is underlain by Timiskaming sediments and is cut by the Amalgamated Break.

The SMC on the Macassa property is interpreted to be controlled by a linking structure trending in a northeast direction between the Kirkland Lake Main -04 Break to the north and an undetermined structure to the south.

In fourth quarter of 2007, the JV commenced an underground exploration program on the South Claims targeting the SMC. This work was commissioned on the 5300' level of the Macassa mine and consisted of driving a crosscut to the northern portion of the South Claims where a series of diamond drilling stations were established.

The joint venture continued underground development and exploration on the South Claims property during 2008. The work completed by the JV included 1,358.5 m of underground developement towards and along the JV property boundary from the 5300 foot level of the Macassa mine that provided a platform to complete 14 diamond drill holes and one wedge hole totaling 3,481m. Queenston's share of the exploration – development costs for this program was $588,510.

Assay Results from the 2008 South Claims JV Drilling Program

Hole #	Dip (°)	Az (°)	From (m)	To (m)	Interval (m)	Estimated TW (m)	Au (g/t)	Zone
53-901	-16	109	849.9	864.9	15.4	6.4	25.7	New South
53-907	-44	109	122.6	123.0	0.4	0.2	4.8	New South
53-908	-50	131	84.9	91.3	6.4	3.0	10.3	Hanging Wall
			113.1	114.3	1.2	0.4	151.5	New South
53-909	-51	149	76.7	83.3	6.6	3.3	87.1	Hanging Wall
			108.0	113.1	5.1	1.8	86.7	New South
50-901W	-15	109	831.9	838.5	6.6	3.2	35.7	New South
			843.7	844.4	0.7	0.4	45.3	Hanging Wall
53-1084	-74	168	67.9	68.2	0.3	0.2	52.5	Hanging Wall
			77.1	82.6	5.5	3.4	3.4	New South
53-1085	-63	149	98.2	100.0	1.8	0.6	82.9	Hanging Wall
			112.5	116.9	4.4	2.0	3.4	New South
53-1086	-62	207	79.9	81.6	1.9	1.3	42.9	Hanging Wall
			95.4	96.7	1.3	0.8	4.8	New South
53-1087	-58	183	105.1	107.9	2.8	1.4	62.4	Hanging Wall
			117.7	118.9	1.2	0.3	64.8	New South
53-1213	-75	075	116.8	117.2	0.4	0.4	85.7	Hanging Wall
			120.1	125.1	5.0	3.9	62.1	New South
53-1201	-57	176	174.5	175.5	1.0	0.5	2.1	New South
53-1203	-56	075	167.3	171.4	4.1	2.4	90.2	New South
53-1212	-85	154	100.2	100.8	0.6	0.6	15.8	New South
53-1200	-78	154	116.1	119.5	3.4	2.3	36.0	New South
53-1088	0	149	33.6	33.9	0.3	?	67.9	New
			125.1	125.8	0.7	?	3.8	New

The program was successful in intersecting the South Mine Complex ("SMC") and on July 16, 2008, KL Gold announced a mineral resource on the JV property. The resource included 43,000 tons grading 1.11 oz/ton (38.1 g/t) containing 48,000 oz of gold in the indicated category and 73,000 tons grading 1.24 oz/ton (42.5 g/t) containing 91,000 oz of gold in the inferred category. Queenston's share of the resources is 50% or 24,000 oz in the indicated category and 45,500 oz in the inferred category. The mineral resources were calculated by KL Gold's geological staff which includes a qualified person ("QP"), Stewart Carmichael P. Geo., the Company's Chief Exploration Geologist, for the purpose of NI 43-101. The resource estimate was audited and verified by independent QP, Glenn R. Clark, P. Eng., of Glenn R. Clark & Associates Limited.

Through the balance of the year development and exploration continued to expand the SMC on the JV property. Highlights from this work include significant SMC drill hole intersections of 35.7 g/t Au over 6.6 m (hole 53-901W) holes 53-1084, 53-1085, 53-1086 and 53-1087 drilled on the western portion of the property all intersected multiple values including 52.5 g/t Au over 0.3 m (hole 53-1084), 83.0 g/t Au over 1.8 m (hole 53-1085), 42.9 g/t Au over 2.0 m (hole 53-1086) and 62.4 g/t Au over 2.8 m (hole 53-1087).

In February 2009 the JV announced that they acquired an additional property in the Kirkland Lake gold camp increasing the 50%-50% JV holdings to five properties. The new property referred to as the HM claim, is a single leased mineral claim located in Teck township adjacent to KL Gold's Macassa mine property and north of Queenston's Amalgamated Kirkland property. The JV paid $300,000 cash for the claim and there remains an underlying 2% net smelters return royalty from future production.

In 2009, the JV plans to continue with the underground development – exploration and further expand the SMC deeper onto the South Claims property. Also, exploration will begin to evaluate the new HM claim employing both underground and surface diamond drilling.

Stewart Carmichael, P. Geo., Qualified Person and KL Gold's Chief Exploration Geologist, for the purpose of N I 43-101, supervised the drilling program on behalf of the JV and compiled the data that forms the technical information in this section of the document. Charles E. Page, P.Geo., President of Queenston and a Qualified Person under NI 43-101 has reviewed the information on the South Claims property in this document.

4.1.9 Amalgamated Kirkland Property (AK)

The property comprises 27 claim units (437 ha) located in the south-central portion of Teck Township. The property hosts the AK gold deposit discovered by Battle Mountain in 1989 and is strategically located to host the down dip projection of the SMC currently being explored by KL Gold on the adjacent Macassa mine property.

The initial discovery of gold at the AK was in 1920 when the Hunton shaft was sunk on the northern portion of the property to a depth of 120 m with four levels being established. From 1925 to 1939 the Hunton shaft was deepened to 750 feet where further lateral development and drilling was completed. From 1939 to 1988 various interests owned the property and a variety of exploration was completed including 9 programs of diamond drilling. In 1989 Queenston acquired the property and formed a joint venture with Battle Mountain Canada who completed geophysics, trenching and diamond drilling that led to the discovery of the AK gold deposit. In 1993 Cyprus Canada optioned the property, completed further diamond drilling and outlined a mineral resource of 1,800,000 tonnes grading 5.5 g/t Au including 1,300,000 tonnes grading 6.8 g/t. In 1996 Queenston regained full title to the property and formed a joint venture with Franco Nevada Mining Corporation who later formed Newmont Mining Corporation of Canada Limited. In 1997 a new inferred resource was calculated totaling 2,639,338 tonnes grading 4.46 g/t Au. This mineral resource should not be relied upon as it is not compliant to NI43-101 and has not been verified by a qualified person. In 2002 Queenston purchased Newmont's interest in the property and in 2003 and 2005 completed further diamond drilling on the property.

The AK property is essentially bisected by the Cadillac-Larder Lake Break. In this area, the break follows the northern fringe of the Murdoch Creek Stock (syenite) and is represented by sheared ultramafics and green carbonate rocks of the Tisdale assemblage with local shearing in the adjacent Timiskaming suite to the north. The Tisdale assemblage is best developed in the eastern part of the property, but occurs as a relatively thin veneer (to 200 m thick) around the north contact of the Murdoch Creek Stock. The Timiskaming assemblage is dominated by fine to coarse clastic sedimentary rocks with lesser alkalic volcanics including fine to coarse pyroclastics, flows and intrusives.

The Murdoch Creek syenite stock trends parallel to the regional deformation fabric and is the dominant feature in the south part of the property. Its north contact is less contaminated than the southern contact on the Teck A & B lands but mafic syenite sections and carb rocks are found within the system and in the contact aureole. Other syntectonic syenites are found in the north part of the property – most prominent at the Hunton shaft area (north). Late Matachewan diabase dykes are also present.

The AK deposit consists of lode-style gold mineralization hosted by altered and pyritic Timiskaming trachytic volcanics. The volcanics wedge out or thin at depth between two sedimentary units. The zone strikes at 070 degrees, dips steeply south, and, exhibits a westerly plunge of 50 degrees.

Mineralization is characterized by blue-grey, brecciated and 'wormy', quartz-ankerite veins which contain up to 10% fine-grained pyrite and lesser amounts of galena, chalcopyrite, sphalerite, molybdenite and visible gold. The sulphides and gold commonly occur along fractures and wallrock inclusions in the veins. Native gold occurs as fine pinpoints distributed in one to five mm sized clusters

of up to ten or more grains. Auriferous veins are found within a quartz-ankerite-sericite-pyrite alteration assemblage that is enveloped by a broader zone of ankerite-sericite-pyrite +/- hematite and quartz alteration up to 60 m wide. The regional alteration assemblage is greenschist facies, typified by chlorite-calcite alteration.

In 2007 the Company commenced a surface deep diamond drilling program on the property. The primary target for this program was the New South Mine Complex ("SMC") currently being explored, developed and mined by K L Gold on the adjacent Macassa property.

The SMC is interpreted to dip onto the AK property at a depth of approximately 1,800 - 2,200 m (6,000 – 8,200 ft). The drilling will be the deepest exploration attempt from surface in the history of the Kirkland Lake camp and will act as a pilot-hole to perform directional drilling at the projected target elevation.
The SMC is a high grade gold discovery made by KL Gold and comprises 15 or more mineralized zones currently being developed on the adjacent Macassa Mine property. The largest of these zones is the New South Zone which is the target of exploration on the South Claims joint venture property. On the Macassa mine property KL Gold is expanding the SMC and has reported in 2008 a NI 43-101 proven and probable reserves of 693,000 tons grading 0.78 oz/ton (26.7 g/t) (542,880 oz) measured and indicated resources of 360,000 tons grading 0.66 oz/ton (22.6 g/t) (235,920 oz) and inferred resources of 707,000 tons grading 0.79 oz/ton (27.1 g/t) (542,880 oz). The reserves and resources were calculated by Glenn R. Clark, P.Eng. in a technical report entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated July 15, 2008 and filed on SEDAR (www.sedar.com).

In 2008, on the South Claims joint venture, located adjacent and south of the Macassa mine, Queenston and KL Gold completed underground diamond drilling on the northern portion of the property intersecting the SMC. In a technical report dated August 25, 2008, entitled Review of Resources on South Claims Property, Kirkland Lake, Ontario, Glenn R. Clarke, P. Eng. reported a NI 43-101 indicated resources in the New South Zone of 43,200 tons grading 1.11 oz/ton (38.1 g/t) (47,952 oz) and inferred resources of 73,000 tons grading 1.24 oz/ton (42.5 g/t) (90,520 oz). This report is filed on SEDAR and drilling continues to expand the zone.

In October 2007, the Company commenced a surface hole (AK 07-01) to target the SMC that is estimated to dip onto the AK property at a vertical depth of 1,800 – 2,200 m. This hole intersected 4 separate syenite-porphyry bodies containing anomalous gold values (up to 0.3 grams per tonne ("g/t") over 11.0 meters ("m")) down dip and some 500 m south of the new South Mine Complex ("SMC") recently announced in drill hole 50-901 on the Queenston – KL Gold joint venture South Claims property.

In 2008, the Company continued with deep exploration drilling on the 100% owned AK property completing two surface holes and six wedge holes totaling 7,233 m. Total program costs amounted to approximately $1,511,000. The first pilot hole of the program (AK07-01) intersected a series of syenite-porphyry bodies containing anomalous gold values (0.30 g/t Au over 11.0 m) between a depth of 1,704 m and 2,294 m. The hole deviated and ended 600 m southeast of its intended path. A directional wedge cut from AK07-01 confirmed that the geology displays a similar attitude to the SMC. The second pilot hole remained on course and targeted the SMC closer to the northwest corner of the property. From pilot hole AK08-02, four directional wedge holes were completed with the most significant mineralization encountered in wedges W3 and W4 intersecting 31.8 g/t Au over 2.3 m and 13.7 g/t Au over 3.85 m respectively. In these holes visible gold occurs in altered mafic syenite and porphyry containing quartz-carbonate veining and well mineralized with fine grained pyrite and chalcopyrite. In wedge holes W1 and W2 the rocks were more highly fractured and contained numerous quartz-carbonate zones with minor sulphides and anomalous gold values ranging from 0.50 to 2.2 g/t over 1.0 m intervals. The gold mineralization encountered in the drilling is interpreted to represent a portion of the SMC at a vertical depth of 2,100 m and approximately 300 m east of the SMC on the JV South Claims property.

Located approximately 600 m southeast of the recent deep drilling is the AK Deposit, a near surface gold discovery made by Battle Mountain Canada Inc. in the early 1990's. Highlights from the discovery include a best intersection of 6.9 g/t Au over a core length of 25.7 m (14.0 m true thickness) as reported by Queenston in a news release dated March 27, 1992. This historic discovery remains open below a depth of 600 m and occurs in the same package of rocks that host the SMC.

In 2009, the deep surface drilling program will continue. A third pilot hole is in progress and will continue north, deep onto the recently acquired HM joint venture property. The technical information from the Amalgamated Kirkland property was reviewed by Queenston's Senior Geologist and qualified person Frank Ploeger, P. Geo.

4.1.10 Kirkland Lake West Joint Venture Property (KLW)

The KLW comprises 18 claims (720 ha) in Teck Township directly west and along geological trend of the 3.5 million ounce Macassa Mine operated by KL Gold. The KLW property covers a 1.8 km long projection of the same gold corridor that hosts the Kirkland Lake Main Break and subsidiary gold structures to the east which has historically produced in excess of 24 million ounces of gold. Both KL Gold and Queenston view the potential high on the KLW property to host Main Break style ore.

In 2004, Queenston signed a formal joint venture with Newmont to earn a 50% interest in the KLW property. Under the terms of the option agreement with Newmont, Queenston has the right to earn a 50% interest in the KLW property by incurring exploration expenditures of $2.5 M prior to June 30, 2008. The first year exploration commitment is $350,000, followed by an additional $500,000 in year two, $650,000 in year three and $1,000,000 in the final year. After Queenston has earned its interest, a joint venture will be formed and all further expenditures will be shared equally. Queenston previously owned the KLW property and sold it to Franco-Nevada Mining Corporation in 1995.

Under the terms of the joint venture, Queenston invited KL Gold to participate in the exploration of the KLW property. Under the terms of the agreement KL Gold will have the right to earn 50% of Queenston's rights under the Newmont agreement by matching Queenston's first year, $400,000 expenditure on the property. Once completed further exploration on the property will be shared equally. Upon completion of the $2.5 million earn-in, interest in the property will be held 50% by Newmont, 25% by KL Gold and 25% by Queenston and further expenditures were to be contributed pro-rata.

On November 15, 2005 Queenston and KL Gold announced the formation of a joint venture to further explore the property from underground. The Joint Venture property lies on the west side of a prominent post-ore cross fault called the Amikougami Fault. At the Macassa Mine, two western stopes, one on the 5025 level and one on the 5725 level, were terminated by this fault. The displacement on the fault has been the subject of numerous investigations and interpretations have varied from west side down 2,650 feet to a more conservative 460 feet west side south.

The property was first explored in the 1930's when geological mapping and shallow drilling on identified a gold structure believed to be the Kirkland Lake Main Break returning low gold values over narrow widths including 5.5 g/t over 0.6 m. Further mapping, stripping and drilling in the mid 1980's led to the discovery of a second parallel structure, the "Hanging Wall Break", located 40 m south of the KLMB assaying up to 13.0 g/t over .3 m on surface and 7.5 g/t Au over 0.7 m in drilling. From 1988 to 1991, Lac Minerals, then owner of the Macassa Mine, drifted from the No. 3 Shaft onto the KLW property on four levels: 4750', 5875', 6450' and 7050'. This development encountered the "04 Break", a major producing structure at Macassa, on all levels, however, economic reserves were not established. The best drilling results from the 4750' level included 24 g/t over 0.9 m and 9.3 g/t Au over 6.7 m. In 1991, prior to terminating exploration on the KLW, Lac mined 156 t from the 4750' level averaging 17.5 g/t.

There is no mineral resource on KLW. In 1993-94, Cyprus Canada Inc. completed five drill holes including one which intersected a broad structural zone containing anomalous gold mineralization at 600 m below surface. Within this zone a 1.5 m interval assayed 2.9 g/t Au.

The northern portion of the property is underlain by sediments of the Timiskaming Group comprising primarily conglomerate and greywacke. On the southern portion of the property Timiskaming tuffs are intruded by an east-west trending body of basic syenite. A steeply south dipping WSW-ENE trending fault structure traverses the northern portion of the property. This fault is interpreted to represent the KLMB, an important gold bearing structure in the camp along which some 24 million ounces of gold has been produced from seven mines all located east of KLW. Along the eastern boundary of the property is the Amikougami Fault, a north-south trending structure along which rocks to the west are interpreted to have been displaced 120 m to the south and 130 m up.

The 2004-05 surface exploration program completed by Queenston consisted of linecutting, mechanical stripping-power washing, sampling, IP geophysics and diamond drilling. The objective of the program was to explore for ore grade gold mineralization along the camp's main productive structural trend west of the Amikougami Fault. The stripping and sampling completed in the fall of 2004 was focused in two areas, the surface expression of the "04 Break" and on a 1 to 5 m wide, north-south trending quartz vein that has been traced for 150 m. In 2005, geophysics was completed on the property and a total of 7 diamond drill holes (3,555 m) were completed testing targets outlined by the surface stripping and deep IP geophysics. Three holes were completed along the "04 Break" intersecting strong fault zones and quartz-carbonate veining. The best gold values were intersected in hole KW05-06 where three separate breaks assayed 1.1 g/t Au over 1.4 m, 3.1 g/t Au over 0.6 m and 1.1 g/t Au over 0.85 m. Three holes tested the "North-South Quartz Vein Zone" returning no significant values and hole KW-05-05 tested an Insight IP Array anomaly explained by faulting and veining with no significant gold values.

In 2006, KL Gold completed a second phase, $543,000 underground exploration program on the KLW property. This program targeted the "04 Break" and subsidiary gold structures that are currently being mined at Macassa and interpreted to continue westward beyond the north-south trending Amikougami cross-fault. The program included a by-pass drift, rehabilitation on the 4750' level, driving a 150' long crosscut and a nine-hole (921 m) underground diamond drill program. Eight of the holes intersected the "04 Break" containing anomalous gold values including a best intersection of 0.33 oz/t Au over a core length of 2.2 ft in hole 47-1202. Although the drilling was unsuccessful in producing ore-grade values it did confirm the presence of the gold-bearing "04 Break" on the KLW property west of the Amikougami Fault. The joint venture is encouraged with the results and has commenced a third phase of exploration to consist of further underground exploration including the driving of a 400' crosscut to the north at the end of the 4750' drift to target with drilling the "04 and 05 Breaks" some 500 m further west into the property.

In 2007, the Company's portion of exploration costs on the KLW property amounted to $325,000. Work included further drift rehabilitation on the 4750' level and driving a second cross cut north to develop a drilling platform. From this platform 4 (1,551 m) diamond drill holes were completed testing known breaks further west and north. Each hole intersected break structures with a best assay of 0.05 oz/t over 1.9 ft.

With approximately $850,000 left to be spent in order to earn a 50% interest in the property, the Company and KL Gold negotiated with Newmont to purchase, outright, a 100% interest in the property. In February 2008, Queenston and KL Gold purchased a 100% interest in the KLW property from Newmont for $1 million cash. Under the terms of the purchase Newmont will retain a sliding scale net smelter return ("NSR") royalty of all minerals produced from the property of 2% at a gold price less than or equal to US $1000/oz. and 3% if greater than US $1000/oz. Newmont also retains the one-time right to repurchase from the joint venture an undivided 49% interest upon receipt of a NI 43-101 mineral

resource calculated on the property. To exercise this right Newmont must pay the joint venture the greater of 300% of the exploration expenditures required to outline the mineral resource or CDN $5 million. The Company and KL Gold do not plan further exploration on the property during 2009. Frank Ploeger, P. Geo. Senior Geologsit of Queenston and Qualified Person under NI 43-101 reviewed the KLW exploration activity and the information in this document.

4.2 Cadillac Projects, Quebec

In Cadillac, Quebec the company maintains interests in two properties, Pandora (100%) and Wood-Pandora (50%). The goal of the Company at Cadillac in 2009 is to advance the new Ironwood gold deposit towards a production decision.

4.2.1 Property Description, Location, Accessibility, Climate, Infrastructure and Physiography

The Cadillac projects are located in Cadillac Township, Quebec within the Bousquet-Cadillac gold camp, approximately 58 km east of Rouyn-Noranda and 400 km northwest of Montreal. The project consists of two adjacent properties, the 100% owned Pandora property consisting of 18 mineral claims (290 h) and the Queenston-Globex Mining Enterprises Inc. ("Globex") joint venture Wood-Pandora property comprising 28 unpatented claims and one mining concession (CM 289) totaling 453 h.

Barrick Gold Corporation, a previous joint venture partner on the Pandora and eastern half of the Wood-Pandora property, holds a 0.5% NSR royalty. On the western portion of the Wood-Pandora property a consortium of prospectors holds a 2% NSR on 8 mineral claims. KWG Resources holds a 2% NSR royalty on the 2 Central Cadillac claims.

Provincial highway 117 crosses the properties in an east-west direction, while secondary gravel and sand trails lead north and south. Physical access to the project is excellent year round.

The local climate is best described as modified continental, with short warm summers and long cold winters. Average daily summer temperatures average 24° C and winter daily temperatures average -20° C.

Local mining resources are excellent, with locally available power, water and a skilled labour force present in the immediate area. Custom milling at various locations in Rouyn-Noranda, Cadillac and Val d'Or are options that are available.

The project occurs at the transition zone from a mixed forest environment, typical of the Great Lakes-St. Lawrence watershed to the conifer stands of the northern boreal forests. The site consists primarily second-order, revegitated forest stands of poplar, white birch, balsam fir and spruce. Topographical relief is moderate and consists of free standing bedrock knobs and ridges rising above a relatively flat horizon of lacustrine clays which lie over older glacial tills. Overburden thickness is generally thin to locally moderate in areas of subcrop troughs.

Queenston conducts its exploration activity in compliance with all government environmental and aboriginal issues. All required land use, labour and environmental permits that are required to conduct exploration on the Pandora Project have been obtained by the Company.

4.2.2 History

The Cadillac mining camp ranks as the top gold producing area in Quebec. It has produced over 12 million ounces of gold and currently has two mines in operation. Gold was first discovered in the area in 1924 by J. O'Brien which discovery later developed into the O'Brien Gold Mine in 1932. Between 1936 and 1949 several other small mines in the area were brought into production and following the shut down of the O'Brien Mine in 1957 exploration in the camp declined. The camp did not produce again until 1979 with mines developed at the Bousquet 1 and Doyon. From 1988 to 1991 the Bousquet 2, LaRonde and Mouska mines were brought into production and the later two continue to operate today. As a result of the new Lapa discovery in 2002 the camp has experienced a new wave of exploration. The Lapa deposit is scheduled for production in 2009.

Gold was first discovered on the Pandora property in 1924 and the No. 1 shaft was sunk on the property in 1928. Canadian Pandora Gold Mines Limited sank the No. 2 shaft on the eastern portion of the property to a depth of 152 m in 1931 and carried out limited lateral development. This work explored two vein systems near a porphyry plug and 27,248 t grading 6.1 g/t Au were mined and processed at the Amm mill in 1937. The property was acquired by Belleroche Mines, an affiliate of Upper Canada Resources in 1958. In 1977, Queenston Gold Mines Limited merged with Upper Canada Resources and took effective control of the property. Between 1987-90, American Barrick completed 106 surface drill holes testing the Cadillac Break on the eastern portion of the property. This work led to the discovery of the Branch Zones and the extraction of a 36,189 t bulk sample that was processed at the Camflo mill. In 1992, Queenston purchased Barrick's interest in the Pandora and between 1993-94 optioned the property to Santa Fe Canadian Mining Ltd. who drilled 17 holes (10,626 m) on the Branch and C Zones before returning the property. From 2003-2004 Queenston completed a 21 hole (15,608 m) diamond drill program on the Pandora property exploring along the Cadillac Break for similar gold mineralization that was discovered on the adjacent Lapa property owned by Agnico-Eagle Mines Limited.

The Wood-Pandora Property hosts four gold zones/deposits that from east to west include the Amm Shaft Zone, the No. 3 Shaft Zone, the Wood Cadillac Zone and the Central Cadillac Zone. Six shafts are located on the property, with underground workings and production to a depth of 300 m. Gold was first reported on the Wood-Pandora property in 1923. The No. 3 shaft was sunk to a depth of 267 m with lateral work established on 5 levels and production between 1939-42 amounted to approximately 13,000 oz. from 178,231 t grading 4.7 g/t Au. The Wood-Cadillac shaft and internal winze was sunk to 305 m with 6 levels and production in two stages between 1939-42 and 1947-49 amounted to 59,689 oz. from 396,000 t grading 4.8 g/t Au. The Central Cadillac shaft was sunk in 1939 to a depth of 305 m with 6 levels and production between 1939-43 and 1947-49 amounted to 63,160 oz. from 418,870 t grading 4.7 g/t Au. The Wood and Central Cadillac properties were jointly operated during 1947-49. The Amm shaft was sunk in 1937 to a depth of 160 m with 4 levels. Production from the Amm shaft amounted to 13,356 oz. from 75,727 t grading 5.5 g/t Au between the years 1939-42.

In 1979, the eastern half of the Wood-Pandora property was optioned to Camflo ML who completed exploration on the western portion of the property in the vicinity of the No. 3 shaft, and reported a drill indicated resource of 582,859 t grading 6.5 g/t Au. In 1981, Camflo carried out an underground exploration program on the No. 3 Shaft Zone completing 1,374 m of drifting, 107 m of raising, and 86 underground diamond drill holes. The underground program failed to prove the presence of significant mineable ore zones.

From 1965 and 1984 the western half of the Wood-Pandora property was explored by five different groups each completing small diamond drill programs. In 1997-98 Globex drilled nine holes targeting the Wood shaft area and in 1999, Queenston drilled 8 holes testing the Amm and No. 3 Shaft Zones.

During 2004 and 2007, the Queenston-Globex joint venture completed four phases of diamond drilling totaling 63 holes, (19,080 m) on the Wood-Pandora property. The drilling was concentrated along the

Cadillac Break near the Wood shaft and Central Cadillac shaft, and on the Ironwood Zone. In 2007 a NI 43-101 Technical Report was completed on the Wood-Pandora property that included a mineral resource on the Ironwood Zone.

4.2.3 Regional Geology

The Cadillac projects are located at the southern margin of the Abitibi Greenstone Belt on the southern flank of the Cadillac syncline. The main lithologies are Archean in age and are arranged as sub-vertical, steeply dipping rock units all tightly isoclinally folded. The principal lithologies found on the Pandora property are turbiditic continental shelf-type sediments of the Cadillac and Pontiac groups and a narrow sequence of mafic and ultramafic volcanic rocks of the Piche Group. The structural relationship of the lithologies suggests a synclinal feature in which the Cadillac sediments occupy the center of the Cadillac syncline with underlying Piche and Blake River groups found representing the same volcanic unit on both limbs. Regionally, a 50 m to 200 m wide, east-west trending thrust fault zone referred locally as the Cadillac Break traverses the property. This break with subsidiary shears forms the Larder Lake-Cadillac Deformation Zone, a broad feature which represents one of the primary gold controlling structures in the region.

The Bousquet-Cadillac gold camp has produced approximately 12 million ounces of gold from 15 mines. The production is derived from two trends the Bousquet trend occupying the Blake River Group volcanics on the north limb of the Cadillac syncline and the Cadillac trend occupying the Piche Group volcanics on the south limb. There are currently three mines operating in the area, LaRonde, Doyon and Mouska.

The Lapa property is owned by Agnico-Eagle Mines Limited ("Agnico-Eagle") and adjoins the Pandora property to the east. In 2002, Agnico-Eagle completed two phases of diamond drilling near the western margin of their property. This drilling followed up previous Breakwater and Cambior results and continued to intersect a new gold bearing horizon referred to as the Contact Zone.

After further phases of drilling, in 2004, Agnico-Eagle reported a probable reserve of 4,100,000 t averaging 8.9 g/t, an indicated resource of 750,000 t averaging 5.5 g/t Au and an inferred resource of 1,700,000 t averaging 7.5 g/t Au. This 1.7 million ounce deposit lies in a body measuring 500 m long between 300 and 1,300 m below surface. The Lapa deposit remains open to the west, east and at depth and the western margin lies 150 m from the Pandora property boundary.

In 2005, Agnico-Eagle commenced a US$30 million shaft sinking program to explore and evaluate the deposit. The shaft is planned to -1300 m and reached target in the third quarter 2006. At that time a bulk sample was extracted for metallurgical test-work. In the fourth quarter of 2006 Agnico-Eagle announced reserves of 3.45 Mt grading 10.2 g/t Au, indicated resources of 1.1 Mt grading 5.9 g/t Au and inferred resources of 1.4 Mt grading 9.4 g/t. Au. Agnico-Eagle also announced in 2006 a US$90 million expenditure to advance the Lapa to production by 2009.

4.2.4 Mineral Resources

The mineral resources reported on the Pandora and Wood-Pandora properties were calculated prior to NI 43-101 standards for disclosure of mineral projects and are considered as historic. They should not be relied upon as their accuracy has not been verified by a Qualified Person.

PANDORA PROPERTY

	Tonnes	Grade (g/t))
Branch Zones[1]	2,196,105	4.5
C Zone	131,400	4.6
	2,327,505	4.5

[1] Calculated by American Barrick in 1990
[2] Calculated by Camflo Mines in 1980

WOOD - PANDORA PROPERTY

	Tonnes	Grade (g/t))
Wood - Cadillac[1]	1,000,000	5.5
Central - Cadillac[2]	434,500	4.6
	1,434,500	5.2

[1] Calculated by H. J. Bergman, P. Eng. In 1974
[2] Calculated by A.C.A. Howe International Ltd. in 1988

4.2.5 Pandora Property

The 18 claim Pandora Property hosts two gold deposits located on the eastern portion of the property (the North and South Branch Zones) and one other gold zone (C Zone) located in the central portion of the property. Two shafts are located on the property, with limited underground workings and production.

The C Zone is located in the eastern half of the claim group, at the north boundary of the Cadillac Break. It is recognized as a broad zone of gold bearing pyrite and arsenopyrite mineralization developed in altered greywackes, volcanics and talc-chlorite schists. One of the better gold intersections from a 1980 diamond drill program completed by Camflo ML was 3.1 g/t Au over 78.7 m in hole CF 80-47.

No 2 Shaft was sunk to a depth of 82 m in 1931- 32, following the discovery of the #5 vein on surface, and deepened to 160 m in 1934. Following the acquisition of the Amm property and mill in 1940, a total of 27,250 tonnes grading 6.2 g/t Au was mined from the No. 2 Shaft zones. The mine area is located between two parallel, southeasterly- trending branches of the Cadillac Break enclosing a tightly compressed Z- type drag- fold. The two main veins are confined to the trough of the northern synclinal portion of the fold which plunges west at 65° and is occupied by a tabular body of quartz albitite.

The Branch zones are located in the far eastern part of the property and were discovered in 1987 by Barrick who drilled 128 holes for a total of 32,041 m. During their exploration tenure, they extracted a 36,962 tonne bulk sample from the Keel zone with a recovered grade of 2.2 g/t Au.

The North Branch hosts two gold zones that occur along the footwall contact of the Cadillac Break. These are referred to as the Keel Contact and Central Contact zones following the drill campaigns by Queenston in 2003- 04. The style of mineralization at the North Branch consists of biotitic volcanics, sediments or ultramafics that are mineralized with varying amounts of arsenopyrite, pyrite, pyrrhotite and chalcopyrite along with minor local visible gold.

The South Branch contains three gold zones in the southern talc-chlorite-schist unit of the Cadillac Break, the two most important being the A and B Zones, which consist of quartz veins with arsenopyrite, pyrite and pyrrhotite and, the Contact Zone, consisting of a more discontinuous quartz vein zone along the northern ultramafic/ greywacke contact.

These South Zones have been traced to the eastern boundary of the Pandora property where Breakwater Resources reported a resource of 848,200 tonnes grading 5.1 g/t Au in their Highway Zone in 1987- 88. In 2003-04, a major 1.7 million ounce discovery was made on the adjacent Lapa claims within 100m of the east boundary of the Pandora property by Agnico Eagle Mine Limited in the same package of rocks that host the North and South Branch Zones.

The northern half of the Pandora property is underlain by greywackes, mudstones and banded iron formation of the Cadillac Group. The sediments are arranged as a series of upright, tight isoclinal folds. The Cadillac sediments dip steeply to the south. The southern portion of both properties is underlain by Pontiac Group sediments, generally greywacke and occasionally mudstone. The primary difference between the Cadillac and Pontiac sediments is the higher degree of metamorphism displayed in the Pontiac Group. The sedimentary groups are separated by a narrow band (50 – 200 m) of talc schist and mafic volcanic rocks of the Piche Group.

The Cadillac Break occupies the Piche Group creating deformation in the volcanic rocks that occasionally is evident in the adjacent sediments.

There are two known intrusive syenitic bodies on the property. These relatively small plugs may be satellite bodies off a much larger intrusive stock to the south. The provincial government geologic compilation shows two 25 m and 50 m wide diabase dyke trending across the properties in a northeast – southwest direction.

Gold mineralization on the Pandora property occurs in three principal forms:

1. Narrow, shallow dipping quartz-tourmaline-sulphide-scheelite-native gold in flat veins, 2-20 cm in thickness that occur as stacked sets adjacent to the Cadillac Break largely in Piche volcanics.
2. Lenticular sulphide zones, 0.1-1.5 m thick consisting of 1-30% pyrite and subvertical quartz veining developed at the margins of four iron formations.
3. Biotitic silicified zones with 1-20% disseminated sulphides including arsenopyrite and locally up to 10% tourmaline.

2003-04 Exploration Programs

During 2003 and 2004, Queenston completed a 21 hole, (15,608 m) diamond drill program on the eastern portion of the Pandora property to explore for the same horizon that hosts the Lapa deposit. The drilling outlined three areas of Lapa type mineralization on the property referred to as the Lapa, Keel and Central Zones.

The Lapa Zone is interpreted to represent the western projection of Agnico-Eagle's Lapa deposit onto the Pandora property. Queenston holes PD-03-01,-03,-03a, PD-04-16,-16a intersected the zone returning best values of 12.3 g/t Au over 1.7 m and 8.4 g/t Au over 1.8 m in holes PD-03-01 and -03 respectively. The Lapa Zone occurs near the footwall of the Piche volcanics adjacent to the Cadillac Sediments. The mineralization is characterized by altered mafic and ultramafic volcanic rocks containing quartz-carbonate vein zones with arsenopyrite, pyrite, pyrrhotite, stibnite and visible gold.

The Keel Zone occurs in a complexly folded portion of the contact horizon closer to surface and 700 m west of the property boundary. This zone plunges steeply west where holes PD-03-06,-09, -12 and -14 have intersected impressive values including 3.8 g/t Au over 6.4 m, 7.7 g/t Au over 0.5 m, 7.1 g/t Au over 3.6 m and 3.9 g/t Au over 5.1 m respectively. At the Central Zone, located 1.5 km west of the property boundary, five drill holes PD-03-10,-13,-15, PD-04-17 all intersected the zone type with a best intersection in PD-03-13 assaying 3.1 g/t Au over a true width of 12.2 m including 7.6 g/t Au over 3.5 m at 400 m below surface.

The drilling at Pandora confirmed the presence of similar gold mineralization that occurs on Agnico-Eagle's adjacent Lapa property. The deep drilling program experienced drill hole deviation and incurred additional costs in an attempt to keep the holes on target. Queenston is confident that the Lapa-style mineralization intersected in the 2003-04 drilling provides evidence that ore-quality material occurs at Pandora. The shaft and underground program initiated by Agnico-Eagle within 250 m of the common property boundary, will provide a deep platform to support continued exploration at Pandora.
The Pandora exploration and diamond drilling program was planned by Queenston's Chief Geologist and qualified person Wayne R. Benham, P.Geo. and is supervised by Frank Ploeger, P. Geo. The NQ sized drill core is logged and split half-core sample are analyzed by standard fire assay with atomic absorption or gravimetric finish at Expert Laboratory of Rouyn-Noranda, Quebec. Duplicate check assays are completed on all samples containing more than 1 g/t Au.

4.2.6 Wood-Pandora Property

On the 28 claim Wood-Pandora property, there are three areas containing gold mineralization. From east to west these are the Amm Shaft Zone, #3 Shaft Zone and the Wood , Central Cadillac Zones.

The Amm Shaft was sunk in 1937 to a depth of 160 m with four levels. Production from the Amm Shaft amounted to 13,356 oz from 75,727 t grading 5.5 g/t Au between the years 1939-42. Gold occurs in a series of four shear zones striking east to northeast and steeply south dipping. Mineralization consists of quartz- arsenopyrite, with minor pyrite, as lenses and stringers localized along shear zones in fractured greywacke and altered porphyry. In 1994 Santa Fe Mining completed four deep holes to a vertical depth of 430 m. Three of the holes intersected broad zones of low grade gold mineralization in biotitic sediments and porphyry dikes which averaged 0.3 - 2 g/t Au over core lengths of 50- 80 m including higher grade intervals assaying 3.4 - 9.6 g/t over 2.0 – 3.1 m. In 1999 Queenston intersected the Amm mineralization in a deep hole assaying 1.0 g/t Au over 25.4 m including 7.4 g/t Au over 1.7 m.

The No. 3 shaft was sunk to 267 m with 5 levels of development and production between 1939-42 amounting to approximately 13,000 oz. from 178,231 t grading 4.7 g/t Au. Gold mineralization occurs across the full width of the Cadillac Shear roughly 130 m. The greatest concentrations of gold occur in the greywacke interval between the iron formation and the north edge of the Cadillac Shear. The mineralization consists of free gold in quartz, with associated gold bearing arsenopyrite, minor amounts of other sulphides, tourmaline and scheelite. Near the iron formations coarse free gold occurs with 'sedimentary' banded graphitic pyrite. Quartz veining is commonly controlled by dominantly vertical shear structures and subsidiary horizontal tension fractures. The vertical structures consist of braiding fractures and shears containing irregular veins, stringers and patches of quartz. The individual flat stringers of quartz tend to be discontinuous.

In 1979, Camflo Mines commenced a surface drill program and reported a drill indicated resource of 582,859 tonnes grading 6.5 g/t Au in the vicinity of the No 3 Shaft. In 1981, they continued with an underground exploration program consisting of 1,374 m of drifting, 107 m of raising, and 86 underground diamond drill holes. In their opinion, this work failed to prove the presence of any significant mineable ore.

The Wood-Cadillac shaft and internal winze was sunk to 305 m with 6 levels and production in two stages between 1937-42 and 1947-49 amounting to 59,689 oz. from 396,000 t grading 4.8 g/t Au. The Central Cadillac shaft was sunk in 1937 to a depth of 305 m with 6 levels and production between 1939-43 and 1947-49 amounting to 63,160 oz. from 418,870 t grading 4.7 g/t Au. The Wood and Central Cadillac properties were jointly operated during the 1947-49 period.

The northern half of the Wood-Pandora property is underlain by greywackes, mudstones and banded iron formation of the Cadillac Group. The sediments are arranged as a series of upright, tight isoclinal folds. The Cadillac sediments dip steeply to the south. The southern portion of both properties is underlain by Pontiac Group sediments, generally greywacke and occasionally mudstone. The primary difference between the Cadillac and Pontiac sediments is the higher degree of metamorphism displayed in the Pontiac Group. The sedimentary groups are separated by a narrow band (50 – 200 m) of talc schist and mafic volcanic rocks of the Piche Group.

The Cadillac Break occupies the Piche Group creating deformation in the volcanic rocks that occasionally is evident in the adjacent sediments.

There are two known intrusive syenitic bodies on the property. These relatively small plugs may be satellite bodies off a much larger intrusive stock to the south. The provincial government geologic compilation shows two 25 m and 50 m wide diabase dyke trending across the properties in a northeast – southwest direction.
Gold mineralization on the Wood-Pandora property occurs in three principal forms:

1. Narrow, shallow dipping quartz-tourmaline-sulphide-scheelite-native gold in flat veins, 2-20 cm in thickness that occur as stacked sets adjacent to the Cadillac Break largely in Piche volcanics.
2. Lenticular sulphide zones, 0.1-1.5 m thick consisting of 1-30% pyrite and subvertical quartz veining developed at the margins of four iron formations.
3. Biotitic silicified zones with 1-20% disseminated sulphides including arsenopyrite and locally up to 10% tourmaline
4. In deformed areas of oxide (magnetite) iron formation.

2004-05 Wood - Pandora Exploration

From 2004-06 the joint venture completed four phases of diamond drilling totaling 19 holes targeting gold zones along the Cadillac Break. The drilling was concentrated in two areas where previous work indicated potential for Lapa-type mineralization.

Five holes, W04-2a, -03, -04, -06 and -07 targeted the Break between the No. 3 shaft and the Wood Cadillac shaft where historic drilling intersected significant gold values in the Piche volcanic rocks and Cadillac sedimentary rocks. Encouraging results in the new drilling included 6.0 g/t Au over 3.1 m in hole W05-03, 6.1 g/t Au over 5.1 m in hole W05-04 and 4.3 g/t Au over 4.5 m in hole W05-06.

Fourteen holes, W05-05, W05-08 to W05-21 inclusive, were completed in 2005 and early 2006 targeting the D Zone and Mudstone Zone horizons in the vicinity of the Wood Cadillac workings. This program was aimed to follow-up on significant gold mineralization encountered in the D Zone (8.51 g/t Au over a core length of 28.00 m) and the C Zone (Mudstone) (68.19 g/t Au over a core length of 1.5 m) both encountered in hole W05-09 during the Phase 3 program. Upon further evaluation and final assay results the D Zone intersection in hole W05-09 has been revised to average 6.87 g/t Au (0.20 oz/ton) over an estimated true width of 17.46 m (57.28 ft).

The last phase of the program was completed early in 2006 where nine holes were drilled within a 200 m area around the D Zone intersection in hole W05-09. Three prominent zones were intersected within the Cadillac Break all reporting encouraging gold mineralization. From south to north, the zones are referred to as the D, North Contact (NC) and C. The D Zone was intersected in 7 of the 9 holes and is represented by wide widths (5.25 m to 40.00m) of low grade gold mineralization (0.30 g/t to 1.7 g/t Au) in a highly contorted package of altered talc-chlorite schist. The widest assay interval was 1.70 g/t Au over a core length of 14.58 m in hole W06-16.

The North Contact Zone was intersected in 4 of the 9 holes reporting core lengths ranging from 2.00 m to 9.00 m with a best assay interval recorded in hole W06-20 averaging 16.43 g/t Au (0.48 oz/ton) over a core length of 3.21 m (10.53 ft). The North Contact occurs in an altered-silicified zone near the talc-chlorite schist contact with fine grained mudstone to the north.

The C Zone, previously referred to as the Mudstone Horizon, was intersected in 6 of the 9 holes over core lengths ranging from 0.50 m to 5.25 m. The zone is silicified, occurring in a biotitic schist within mudstone and returned a best assay interval of 38.77 g/t Au (1.13 oz/ton) over a core length of 4.15 m (13.62 ft) in hole W05-12.

The recent phase of drilling on the Cadillac Break did not produce similar assay results in the D Zone as was intersected in previous hole W05-09. It, however encountered significant high-grade gold mineralization in the North Contact and C Zones above a vertical depth of -250 m. These zones continue to be favourable targets on the property and remain open at depth.

The JV is pleased with the results and plan deeper drilling along the Cadillac Break beneath the Wood and Central Cadillac workings in 2007 where the potential exists for a Lapa-type deposit.

The Wood-Pandora exploration and diamond drilling programs was planned and supervised by Globex's qualified person, Ray V. Zalnieriunas P.Geo. The NQ sized drill core is logged and split half-core sample are analysed by standard fire assay with atomic absorption or gravimetric finish at Expert Laboratory of Rouyn-Noranda, Quebec. Geochemical assays greater than 1 g/t is subjected to a gravimetric fire assay.

Ironwood Zone Discovery

Early in 2006, the JV tested an electromagnetic (EM) anomaly on the Wood-Pandora property north of the Cadillac Break resulting in the discovery of the Ironwood Zone, one of Quebec's newest gold discoveries. The discovery hole, W06-17, intersected a mineralized iron formation assaying 2.2 g/t Au over 11.4 m including 6.3 g/t over 2.0 m. In the second hole on the target, W06-22, intersected a much wider mineralized zone assaying 22.6 g/t Au over a core length of 45.8 m (22.9 m true width). The mineralization consists of disseminated to semi-massive sulphides (arsenopyrite, pyrrhotite, pyrite) with visible gold in a banded-magnetite iron formation and represents a new style of gold mineralization in the Cadillac Camp.

To date a total of 30 holes have been completed on the Ironwood Zone in 2006 with 23 reporting significant results including:

- 10.5 g/t Au over 11.0 m (hole W06-27)
- 27.2 g/t Au over 5.2 m (hole W06-32)
- 28.6 g/t Au over 10.1 m (hole W06-35)
- 11.2 g/t Au over 7.9 m (hole W06-43)
- 6.5 g/t Au over 4.5 m (hole W06-44)
- 9.3 g/t Au over 2.7 m (hole W06-44)
- 13.2 g/t Au over 2.8 m (hole W06-47)

As part of an agreement to expand the Wood-Pandora joint venture property, Globex completed a $50,000 exploration program on 9 adjacent mineral claims owned by Queenston. This work included linecutting, geophysics and completing two diamond drill holes. The drilling tested geophysical anomalies and intersected no significant mineralization. As a result of this work the joint venture property has now been extended to 28 claims. In 2007 the JV will continue to target the Ironwood Zone with a program of deeper drilling. Also during the year, drilling will test other iron formation targets on the Wood-Pandora property.

In 2007, 16 diamond drill holes (8,200 m) were completed on the Wood-Pandora joint venture property. Two deep holes were completed beneath the Ironwood Zone targeting the mineralization at 500 m below surface. Both holes failed to intersect the iron formation which serves as host for the gold deposit. It is interpreted that the absence of iron formation may be due to folding and/or faulting. Thirteen holes were also been completed on the Central Cadillac property, located west of the Ironwood Zone, testing geophysical and stratigraphic targets below the Central Cadillac mine.

The Wood-Pandora drilling program was planned and supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with NI 43-101 and industry best practices. The drill core will be logged and split with half-core samples analyzed employing the appropriate gold fire assaying techniques by Expert Laboratory Inc. of Rouyn-Noranda, Quebec.

2008 Program

Following two years of exploration drilling which led to the discovery of a new gold deposit, in the first quarter of 2008 the Queenston-Globex JV announced a NI 43-101 inferred mineral resource on the Ironwood gold zone of 243,200 t grading 17.3 g/t Au. The mineral resource formed part of a technical report completed by Consulting Geologist and Qualified Person, Reno Pressacco, P. Geo.

During 2008, Queenston contributed net expenditures of approximately $137,000 on the property representing our 50% share of the JV. This expenditure included completing 14 diamond drill holes that to confirmed the geological interpretation of the deposit as well as to provide geo-technical information for future mine development. Key intersections from this drilling include 15.3 g/t Au over 15.0 m in hole W08-64, 14.4 g/t Au over 9.9 m in hole W08-63, 12.4 g/t Au over 5.8 m in hole W08-61 and 7.6 g/t Au over 14.8 m in hole W08-73. Also during the year, the JV continued metallurgical test work on the Ironwood mineralization. Metallurgical consultant Peter W. Godbehere (B.Sc., A.R.S.M.) is monitoring the work that is being performed by SGS Mineral Services at Lakefield, Ontario. The preliminary results of are encouraging and indicate that gold recoveries in excess of 90% may be achieved.

In 2009 the Woos-Pandora JV anticipates to complete a preliminary analysis to determine economic viability of developing the Ironwood deposit employing a local custom mill.

Mr. Ray V. Zalnieriunas, P. Geo. and Exploration Manager of Globex has planned and supervised the drilling program employing a QA/QC program consistent with NI 43-101 and industry best practices. The technical information from the Wood-Pandora property in this document was reviewed by Queenston's Exploration Manager and qualified person Michel Leblanc, P. Geo.

4.3 Phoenix Property, Quebec

4.3.1 Property Description, Location, Accessibility, Climate, Infrastructure and Physiography

The Company is earning a 100% interest in the 32 claim (518 ha) Phoenix Property located Levy Township, located in the Chapais mining camp, in northern Quebec. To earn the interest in the property the Company must make staged cash and/or share payments to the vendors amounting to $750,000 over a three period. The first payment on signing of the agreement was $50,000.

The property is located on the out skirts of the Town of Chapais a past mining community that relies on the lumbering industry. The property is accessible by paved and lumber roads that form part of the town's network. The local climate is best described as modified continental, with short warm summers and long cold winters. Average daily summer temperatures average 24° C and winter daily temperatures average -20° C. The town of Chapais has a population of approximately 1,600 people and provides service support.

The project occurs at the transition zone from a mixed forest environment, typical of the Great Lakes-St. Lawrence watershed to the conifer stands of the northern boreal forests. The site consists primarily second-order, revegitated forest stands of poplar, white birch, balsam fir and spruce. Topographical relief is moderate and consists of free standing bedrock knobs and ridges rising above a relatively flat horizon of lacustrine clays which lie over older glacial tills. Overburden thickness is generally thin to locally moderate in areas of subcrop troughs.

4.3.2 History

Prospector Leo Springer made the first copper discovery in Levy Township in the early 1930's. In the early 1950's, Opemisca Copper Mines began production and produced until 1991 from the Springer, Perry and Cook mines 24 Mt @ 2.2% Cu, 1.6 g/t Au, 12 g/t Ag.

On the Phoenix property, between 1951-1990, various phases of exploration were completed by Consolidated Astoria Mines, Tomiska Copper Mines, Opemiska Copper Mines and Falconbridge Copper. In total some 40 diamond drill holes were completed testing a variety of geophysical anomalies.

In July, the Company has entered in to an agreement to earn a 100% interest in 36 claims located in the Chapais mining camp. The camp hosts the past producing Springer, Perry and Cooke mines from which collectively 24 million tonnes were mined from vein-type mineralization grading 2.2% Cu, 1.6 g/t Au and 12 g/t Ag. The claims form the Phoenix property and are located 2.5 km south of the past producing mines that were operated by Falconbridge Copper Ltd. and closed by Minnova Inc. in 1991. To earn a 100% interest in the Phoenix property the Company must make staged cash and/or share payments amounting to $750,000 over a three period. The first payment on signing of the agreement was $50,000.

The primary attraction of the Phoenix property is the recent discovery, by the vendors, of three large (0.5 m x 0.75 m x 1.0 m), angular-shaped boulders buried in overburden containing high grade gold and copper mineralization within an oval area measuring 40 m across. Samples from the boulders were assayed by the Company at Swastika Laboratories of Swastika, Ontario and the arithmetic average of samples taken from the three boulders was 46.7 g/t Au, 32.5 g/t Ag, 9.3% Cu and 0.07% Co.

4.3.3 Regional Setting

The property is located in the northeastern portion of the Abitibi Greenstone Belt in the same package of east-west trending volcanic and sedimentary rocks that host the Chapais mining camp (24 Mt @ 2.2% Cu, 1.6 g/t Au, 12 g/t Ag).

4.3.4 Property Geology and Mineralization

The property comprises an east-west trending assemblage of volcanic rocks (basalt, andesite, rhyolite) south of the gabbro-metasediment assemblage that hosts the Springer, Perry and Cooke Mines. The Gwillim Fault marks the boundary between these two assemblages. To the south of the property is a felsic (tonalite) intrusion.

The mines operated by Opemiska and later Falconbridge are not VMS (volcanic-massive-sulphide) deposits. They represented extensive vein systems hosted in folded and deformed gabbroic rocks.

The geological environment on the Phoenix property is more VMS in nature as massive sulphides (weakly anomalous in copper and zinc) have been intersected in the historic drilling.

In the early stages of the camp, the property was explored by various drill campaigns targeting ground geophysical anomalies. The primary target was a 4 km geophysical trend that returned interesting results including 2.6% Zn over 3 m in hole 166 and 12 m of massive pyrite in hole 167. At the east end of the trend it is reported that 2 Mt of massive sulphides (py, po) was drilled off.

The geophysical trend was enhanced recently in 2005 when the Quebec Ministry completed an airborne Mega-Tem survey over the area. Coincident with the Mega-Tem trend is a moderate to weak magnetic response.

Boulder #	Sample #	Gold (g/t)	Silver (g/t)	Copper (%)	Cobalt (%)
1	18934	75.4	24.6	1.5	0.07
1	18935	3.2	3.3	0.9	0.02
2	18936	18.5	42.7	18.1	0.12
2	18937	30.2	15.0	4.6	0.14
3	18931	87.5	43.6	10.7	0.08
3	18932	85.7	57.0	17.6	0.03
3	18933	26.7	41.0	11.8	0.04

Prospecting in 2007 by the vendors initially discovered a partially exposed semi-massive sulphide boulder. Further prospecting with a "Beep Mat" (a sophisticated metal detector) discovered two other boulders buried in the overburden within 40 m of the first. Michel LeBlanc, our Exploration Manager, was informed of the discovery and made a site visit. He was impressed with the homogeneous composition (chalcopyrite, pyrite) angularity, size (0.5 m x 0.75 m x 1 m) and frequency of the boulders and agreed to assay the samples taken by the prospectors.

Table of Assay Results of Boulders

The boulders occur in a cluster, approximately 100 m south of the Mega-Tem anomalies. In this area there is approximately a 1 km long gap along the trend where no drilling has taken place. East of this gap, historic drilling has intersected massive sulphides containing zinc up to 2.6%. West of the gap, drilling has intersected rhyolite agglomerate suggesting the presence of a felsic volcanic center (hole 124), and an exhalite horizon containing pyrite nodules (hole 126). Based on the geological environment on the Phoenix property, the boulders may represent the presence of a copper-gold stringer zone within a VMS system.

The angularity, size and frequency of the boulders suggest a close proximity to source. The ice direction in the area was N 25 E and could point the source being the Springer Miner located 2.5 km further north. Chibougamau Resident Geologist (Patrick Houle) recently made a site visit and based on his experience in the area, states that, in his opinion, the boulders are not from the Springer Mine as the mineralization differs particularly with respect to the high concentration of gold. He also indicates that based on his experience in the Chibougamau area, transport distances of other sulphide boulders found in glacial till are often within 200 m of the source.

2007 Program

In August 2007, ground geophysics identified two electromagnetic (EM) anomalies in the vicinity of the boulders and three shallow diamond drill holes were completed in an attempt to locate their bedrock source. The drilling intersected pyritic and graphitic material containing minor copper and zinc sulphides but failed to adequately identify the source of the mineralized boulders. Further work planned in 2008 will include a soil geochemical survey and further geophysics in an attempt to identify a bedrock source for the boulders.

2008 Program

During the year the Company completed a soil geochemical survey, ground geophysics and diamond drilling on the Phoenix property. This work amounted to a net expenditure of approximately $43,000 and was planned to assist in locating the bedrock source of the mineralized boulders discovered in 2007. The soil geochemical survey completed in 2008 outlined a three station anomaly containing strong concentrations of gold and copper that was coincident with an untested airborne electromagnetic geophysical anomaly. Ground geophysics located the electromagnetic response and a single drill hole was completed targeting the soil anomaly. The 300 m long hole encountered no significant mineralization and the program was terminated.

To earn a 100% interest in the property the Company was scheduled to make staged cash and/or share payments amounting to $750,000 over a three year period. The first payment on signing of the agreement was $50,000 and a second $50,000 payment was made in August amounting to $50,000. The Company plans no further work on the property and the right to earn an interest was terminated. As a result the Company wrote-off exploration and property expenditures amounting to $192,000.

Michel LeBlanc, P. Geo., Queenston's Exploration Manager and Qualified Person under NI 43-101 supervised the exploration on the property and has reviewed the information in this document.

4.4 Westhawk Property, Manitoba

4.4.1 Property Description, Location, Accessibility, Climate, Infrastructure and Physiography

The Westhawk property comprises 23 claims (320 ha) located in southeastern Manitoba along the trans Canada highway near the Manitoba-Ontario border approximately 100 km east of Winnipeg and 64 km west of Kenora. It lies within the boundaries of the Whiteshell Provincial Park and is held under a Mining Lease ML-018.

This property was originally an asset of Homestake Explorations Inc. a company that was merged with Queenston Gold Mines Limited in 1990 to form Queenston Mining Inc. From 1976 to 2005 the Westhawk property was under option to Whiteshell Ventures then Gold Beam Resources who attempted to develop the property into production. During this period Queenston maintained a 3 ¾ NSR royalty on the property and received an annual advance royalty of $5,000. In March 2005 the property was transferred to Queenston due to non-performance under the original option agreement.

The property is accessible by paved highway and secondary roads and lies 7 km north of the community of Falcon Lake. Climatic conditions are typical of south-central Canada. The mean total precipitation is 60 cm with the mean July daily temperature of 18 degrees C and the mean January daily temperature of -18 degrees C. The property has low relief and undulating terrain. Outcrop areas are plentiful with a generally thin veneer of glacial drift separated by low areas of muskeg.

4.4.2 History

The property hosts three, small past producing mines, Penniac Reef, Sunbeam and Waverly. Gold was first discovered at Penniac Reef in 1904 when a shallow shaft and trenches were made. In 1912 the shaft was deepened to 27 m and a small mill was installed. Two gold bars were produced (approximately 200 oz.). At Sunbeam gold was discovered in 1923 and from 1928-34 shaft sinking drilling was completed. In 1938, a 134 m inclined shaft was sunk with four levels. In 1940 a 4,257 t sample was shipped to Kenora producing approximately 800 ounces of gold. At Waverly gold was first discovered in the 1920's and in

1946, a 3-comparment shaft was completed to a depth of 137 m with 3 levels and no reported production. From 1976 to 1987 Whiteshell Ventures completed a variety of work including sampling, diamond drilling and metallurgical testing in an attempt to advance the property to production without success. The property reports past gold production of approximately 1,000 oz., contains three shafts and a historic mineral resource.

4.4.3 Regional Setting

The property is located in southeastern Manitoba in the Westhawk Lake – Falcon Lake area in a granite-greenstone terrain that forms the western extension of the Lake of the Woods greenstone belt part of the Wabigoon Subprovince of the Superior Province. In Ontario this belt hosts a number of small gold deposits with limited production. The most significant is the Duport gold deposit that produced 4,670 oz. and reports historic, non compliant NI 43-101 resources of 424,000 t grading 13.4 g/t (indicated) and 387,000 t grading 10.7 g/t (inferred).

4.4.4 Property Geology and Mineralization

The property is underlain by the Falcon Lake Intrusive Complex a lens shaped potassic granitoid stock (5 km x 2 km) that intruded the folded unconformity between the Crowduck Bay sedimentary rocks and the older volcanic rocks of the Clearwater Bay Group. The Sunbeam, Waverly and Penniac Reef deposits are all spatially associated to the intrusive complex. The Sunbeam deposit consists of a gold-bearing breccia pipe with the highest gold grades associated with quartz stringers and gash veinlets that contain pyrite, sphalerite, chalcopyrite, pyrrhotite and galena. The Waverly and Penniac Reef deposits consist of gold and sulphide bearing quartz veins in shear zones within the complex and in adjoining volcanic rocks.

In 1996, previous operator Whiteshell Ventures Limited reported a drill indicated resource for the Sunbeam and Waverly deposits of 360,000 t grading 14 g/t. This resource cannot be relied upon as it has not been verified by a Qualified Person under NI 43-101.

2008 Program

During 2008 the Company completed an airborne geophysical survey over the 23 claim property in southeastern Manitoba approximately 100 km east of Winnipeg. Expenditures relating to the survey amounted to approximately $78,000 and will assist in identifying new drill targets on this property that has remained unexplored for the past 40 years.

In 2009 the Company will use the airborne survey to complete a geological evaluation of the property to be used in determining new exploration target. William McGuinty, P. Geo., V.P. Exploration of Queenston and Qualified Person under NI 43-101 has reviewed the Westhawk property information in this document.

4.5 Other Projects

The Company maintains interests in the other mineral properties that are currently inactive. These include a 75% interest in the 16 claim (260 ha) Mishibishu gold property located 6.5 km east of the Eagle River Mine, northwestern Ontario, a 60% interest in the 50 claim Robertson base metal property located in Robertson Twp. north of Matachewan, Ontario and a 33% interest in the 20 claim Detour property located in Lanoullier Twp., northwestern Quebec.

4.6 Properties Written-Off in 2008

During 2008 the Company terminated its right to earn and interest in the Phoenix property located in the Chapais are of Quebec and wrote-off exploration expenditures amounting to approximately $192,000.

4.7 Quality Assurance and Quality Control

The Company uses both proven and new geophysical and geochemical techniques in their exploration programs and conducts exploration activities with high standards under "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and conforms to NI 43-101 Standards for Disclosure for Mineral Projects and Companion Policy 43-101CP. Queenston's exploration programs are managed by "Qualified Persons" who ensure that practices are based on industry standards.

Quality control for the Company's diamond drilling programs begins at the logging process. Samples are defined by the geologist based on geological units/mineralization. Within prospective zones samples do not exceed 1 m in core length and any anomalous zones are covered off by two or more samples on the margins. Once the drill core is cut in half, the samples are tagged and bagged and shipped daily to Swastika Laboratories. At the Lab the samples are dried and crushed to approximately 6 mesh. A riffle is used to take a 400 g sub sample for pulverizing and the reject portion is bagged and stored. After reducing the 400 g sample to -100 mesh the sample is thoroughly blended and a 29.17 g portion (1 assay ton) is used for fire assaying. Samples assaying less than 2 g/t are finished by Atomic Absorption, greater than 1 g/t gravimetrically. Repeat or check assays are run on at least one in every 10 samples on the original pulp or on a second pulp prepared from the stored reject. Second checks are provided in a number of instances when an assay is greater than 2 g/t. Standards and blanks are routinely assayed and reported by the lab for at least every 30 samples. Samples containing visible gold are subjected to a metallic sieve assay and a check-assay procedure using a second lab is routinely performed. The assay laboratories used by the Company are Swastika Laboratories Ltd. Of Swastika, Ontario, ALS Chemex of Mississauga, Ontario, SGS Labs and Expert Laboratories both located in Rouyn-Noranda, Quebec.

5.0 DIVIDENDS

Since incorporation the Company it has not paid cash dividends. Any future dividend payment will be determined by the Board of Directors and will depend on the Company's financial position and requirements to fund its business requirements.

6.0 CAPITAL STRUCTURE

The Company's authorized capital stock consists of an unlimited number of preferred shares without par value and an unlimited number of Common Shares without par value. On December 31, 2008 there were 52,608,287 Common Shares issued and outstanding. A total of 4,935,573 Common Shares are reserved for issue upon the exercise of stock options, warrants and property payments. Fully diluted the Company would have 57,543,860 Common Shares issued and outstanding. There are no preferred shares issued in the Company.

7.0 MARKET FOR TRADING OF SHARES

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX"), the Frankfurt Stock Exchange, the Stuttgart Stock Exchange and the Berlin Stock Exchange under the symbol "QMI".

7.1 Trading Price and Volume

The table below displays the high and low trading values and volumes of the Common Shares trading on the TSX on a monthly basis for the period January 1, 2008 to December 31, 2008. Also included is the trading data for 2009 to March 25th.

2008	Low ($)	High ($)	Volume
January	2.60	3.32	1,391,394
February	2.76	3.76	3,120,985
March	3.00	3.83	2,096,852
April	2.90	3.41	1,362,081
May	2.50	3.03	822,753
June	2.35	2.81	1,689,019
July	2.00	2.80	639,247
August	1.90	2.65	1,250,186
September	1.49	2.08	2,031,078
October	0.76	1.75	3,797,607
November	1.00	1.69	1,884,581
December	1.50	2.88	2,892,623

2009	Low ($)	High ($)	Volume
January	2.40	3.51	3,846,909
February	3.11	4.09	3,910,511
March 1-25	3.05	4.15	2,712988

7.2 Prior Sales

Common shares issued by Queenston during 2008 amounted to 4,883,186. Details are listed in the table below.

Securities Issued	Price $	Number of Shares
Stock Options Exercised	0.65	203,000
Warrants Exercised	2.20	2,159,000
Property Payment	2.95	21,186
Private Placement	4.00	2,500,000

8.0 ESCROWED SECURITIES

Queenston has no escrowed shares at December 31, 2008..

9.0 SHAREHOLDERS RIGHTS PLAN

On February 14, 2008, Queenston's shareholders ratified a Share Holders Rights Plan (the "Rights Plan") at a Special Shareholders Meeting with a vote of over 99% in favour. The Rights Plan is designed to both encourage the fair and equal treatment of Queenston's shareholders in connection with any potential take-over bid and to ensure that Queenston's shareholders and its Board of Directors, in compliance with securities laws, have sufficient time to consider whether there are other options that would be more effectively maximize shareholders value. The Rights Plan has an initial term of three years and is subject to reconfirmation by shareholders. The Rights Plan cannot be utilized to deny shareholders the opportunity to participate in any tender offer and is not designed to entrench management or

Queenston's Board. The terms of the Rights Plan are similar to those in plans recently approved by shareholders of other Canadian corporations.

10.0 DIRECTORS AND OFFICERS

The following table displays the name, municipality of residence, office held with the Company, date on which each first became a director (if applicable) and principle occupation during the past five years.

10.1 Name, Occupation and Security Holding

Name and Municipality of Residence	Current Position with Company	Principal Occupation	Director/ Officer Since	Shares Held
J. M. ARNOLD, B.A., C.A. Guelph, Ontario	Director	Mining Executive	1990	64,000
C. E. BARTLIFF, Cambellville, Ontario	Director	President and CEO of CEB Consultants	2004	nil
J.K.B. BOOTH, B.Sc., P. Eng. Mississauga, Ontario	Director	Independent Geological Consultant	1990	52,200
M.J.H. BROWN, P.Eng., CFA	Director	President Capital Markets Advisory	2003	50,000
H. D. HARBINSON, B.A. Toronto, Ontario	Chairman & Director	Mining Executive	1990	374,135
E. F. MERRINGER, B.A., L.L.B. Toronto, Ontario	Director	Barrister & Solicitor Partner, Borden Ladner Gervais LLP	1990	40,000
C. E. PAGE, B.Sc., M.Sc., P.Geo. Burlington, Ontario	President, Chief Executive Officer & Director	Geological Consultant	1990	422,035
B. D. SIMMONS, B. Sc, P. Eng. Burlington, Ontario	Director	Independent Mining Consultant	2004	20,600
J. A. FRANCIS, B.A., C.A. Toronto, Ontario	Chief Financial Officer	Independent Financial Consultant	2006	nil
W. MCGUINTY, B.Sc., P.Geo Pickering, Ontario	Vice President Exploration	Geological Consultant	2009	nil
P. K. WOODS Toronto, Ontario	Vice President Corporate Affairs & Secretary	Graphic Designer	2006	15,000

Each director has been a director since the time indicated and will hold office until the next annual meeting or until his successor is duly elected unless his office is vacated in accordance with the by-laws of the Company.

J. M. ARNOLD, B.A., C.A., is a financial expert whose experience with numerous public and private companies includes the forestry, mining, technology and energy sectors. He has been a Director of Queenston since 1990 and in 2004 was appointed as the Chief Financial Officer of the Company. He is currently a Director of X-Cal Resources, Thundermin Resources Inc., Geo Finance Corporation and Newport Gold Inc.

C. E. BARTLIFF is the President & CEO of CEB Consultants, a financial advisory service company and has held such position since March 2000. Prior thereto, from 1984 to 2000 Mr. Bartliff was Senior Vice President with the Bank of Montreal and from October 2001 to April 2003 was a consultant of Lincluden Management, a money management company. He has been a Director of Queenston since 2004.

J. K. B. BOOTH, B.Sc., P.Eng., is an independent geological consultant, and was a founding partner of Derry Michener and Booth, International Mining and Engineering Consultants. He has been a Director of the Company since 1990.

M. J. H. BROWN, B.Sc., MBA, P.Eng., CFA., is the President of Capital Markets Advisory, a financial and capital markets advisory service for mining companies, and has held such position since October 2001. Prior thereto, from March 2000 to October 2001 Mr. Brown was the Vice-Chairman, and from April 1998 to February 2000 Mr. Brown was the President and CEO of Macquarie North America Ltd., a mining corporate finance and advisory services company. He is also a Director of Afri-Can Marine Minerals Corporation, Canary Resources Inc., Crystallex International Corporation and Latin American Minerals Inc. He has been a director of the Company since 2003.

J. A. FRANCIS, B.A., C.A., is Chartered Accountant who graduated with a Bachelor of Arts (4 years Economics) degree from the University of Toronto. He has over 25 years of financial management experience with public mining companies including, among others Jaguar Nickel, Vencan Gold, Consolidated Durham Mines, Dominion Explorers and O'Brien Resources. He earned his C.A. with Coopers & Lybrand (now PriceWaterhouseCooper LLP). He also acts as CFO for Alexandria Minerals Corporation and Duluth Metals Limited.

H. D. HARBINSON, B.A., is a mining executive, with extensive experience in the natural resource sector, having served as a director and/or senior officer with several dozen public corporations since 1979. He has been Chairman and director of the Company since 1990. He is also a Director of Thundermin Resources Inc.

W. MCGUINTY, B.Sc., P.Geo., has worked in Canada and internationally for Canadian junior mineral exploration companies since 1981, holding progressive positions as project geologist, exploration manager and country manager. He served as Vice-president Exploration for Intrepid Mines Limited as the company developed its Casposo property in Argentina from advanced exploration to feasibility. He is president of OTD Exploration Inc. a consulting firm and is a director of three exploration companies working in Mexico and Canada. He also is a Director of Soltoro Ltd., Gossan Resources Ltd. and Seafield Resources Ltd.

E. F. MERRINGER, B.A., L.L.B., is a partner of the law firm Borden Ladner Gervais LLP. Borden Ladner Gervais LLP acts as general counsel to the Company. He has been a Director of the Company since 1990.

C. E. PAGE, B.Sc., M.Sc., P.Geo., has been a director of the Company since 1990 and President & Chief Executive Office of the Company since 1996. From 1990 to April 1996 Mr. Page was Vice President of Exploration of the Company. Mr. Page is also President of C.E.P. Consulting, a private geological

consulting firm, whose primary client is Queenston Mining Inc. He is the former President and Chief Executive Officer of Joutel Resources Limited, a junior exploration company that merged with Thunderwood Resources Limited in 1998 to form Thundermin Resources Inc. In addition to his position with Queenston he remains a Director of Thundermin Resources Inc. In 2007 Mr. Page was appointed a director of Alexandria Minerals Corporation.

B. D. SIMMONS, B.Sc., P. Eng., has worked in the mining industry for more than 40 years, most recently as a regional vice president with Teck Cominco Limited. His career has included oversight of exploration, advanced development projects and mine geology programs. Mr. Simmons has worked with several major mining companies and has served as CEO and/or director of a number of junior mining companies. He has authored several papers on mineral exploration is credited with several important discoveries including the former Winston Lake zinc mine in northwestern Ontario. Mr. Simmons retired from Teck Corporation in December of 2000 and has acted as an independent mining consultant since then. He currently serves as an independent director and/or advisory board member with several TSX-listed and private mining companies, including Vismand Exploration Inc. and Duluth Metals. He has been a director of Queenston since 2004.

P. K. WOODS, has been Corporate Secretary and VP Corporate Affairs of the Company since September 2006. Prior to September 2006 he was a graphic designer working with a variety junior resource companies.

10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Merringer was a director and officer of Cercal Minerals Corporation, an inactive company, at the time cease trade orders were issued against it by the Ontario Securities Commission (on May 31, 1995) and the British Columbia Securities Commission (on January 23, 1995) for failure to make statutory filings. That company remains inactive and the orders remain in effect.

11.0 REGISTRAR AND TRANSFER AGENT

The Company's has retained the services of Computershare Trust Company of Canada as its registrar and transfer agent.

12.0 MATERIAL CONTRACTS

There are no material contracts at December 31, 2008.

13.0 NAMES AND INTERESTS OF EXPERTS

The Company's exploration activity on its properties and any information of a scientific or technical nature is prepared by Qualified Persons ("QP") under NI 43-101. For the Kirkland Lake Project the QP's are Charles Page, P.Geo., Director & President of Queenston, William McGuinty, P.Geo., VP Exploration of Queenston, Frank Ploeger, P. Geo., Caroline Hawson, P.Geo, Michael Kociumbas, P.Geo. of Watts, Griffis and McOuat, Stewart Carmichael, P.Geo. of KL Gold and Glenn R. Clark, P.Eng. For the Cadillac Project the QP is Ray V. Zalnieriunas, P. Geo. and Michel LeBlanc, P. Geo., and for the Phoenix Property the QP is Michel LeBlanc, P. Geo.

Each of the above experts beneficially owns, directly or indirectly, less than one percent of the outstanding Common Shares of the Company.

14.0 ADDITIONAL INFORMATION

14.1 Other Information

Other information including directors and officers' remuneration and options to purchase securities is set out in the Company's Information Circular dated March 25, 2009 for the Annual General Meeting of Shareholders to be held on May 6, 2009. Additional information relating to the Company may be found on the SEDAR web site at www.sedar.com.

Additional financial information is provided in the Company's financial statements and MD&A for the year ending 2008.

14.2 Audit Committee

The Audit Committee has a formal charter, the text of which is included in Schedule "A" to this AIF setting out its mandate and responsibilities that the board of directors adopted.

The Audit Committee is comprised of three independent directors, as defined within the meaning of MI 52-110, who are all "financially literate" and have the ability to read and understand a set of financial statements. The Audit Committee is composed of Charles E. Bartliff (Chairman), Michael J. H. Brown and Barry D. Simmons.

The Audit Committee meets at a minimum on a quarterly basis and holds special meetings as circumstances require.

14.3 Auditors

The Company auditor is MSCM LLP who was elected by the shareholders at the May 7, 2008 annual meeting. Fees paid to the auditors for services in 2007 and 2008 are outlined in the following table.

Service	2007 Fees	2008 Fees
Audit Fees	$34,100	53,465
Tax Fees	$9,600	12,250
All other fees	$12,005	16,750
Total	**$55,705**	**82,465**

Schedule A
To Annual Information Form
2008

QUEENSTON MINING INC. - AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of the Audit Committee is to oversee that Management has in place an effective system of internal financial controls for reviewing and reporting on the Corporation's financial statements, to recommend the appointment of and to monitor the independence and performance of the Corporation's external auditor (the "Auditor), to oversee the integrity of the Corporation's financial disclosure and reporting and to monitor Management's compliance with legal and regulatory requirements.

MEMBERSHIP

1. The Board will appoint Directors to form an Audit Committee (the "Committee") annually at the Board of Directors meeting following the annual shareholders meeting.

2. The Committee will be comprised of three Directors (the "Member" or "Members"), all of who will meet the independence and financial literacy requirements of the Corporation's regulatory authorities or legislation.

3. The Board may remove or replace a Member at any time. A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

4. The Committee will appoint the Chairman of the Committee. The Corporate Secretary of the Corporation will keep minutes of each meeting.

MEETINGS

1. Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary or the Auditor of the Corporation at such times and places as may be determined, but in any event at least to review the Corporation's quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be give to each Member unless all Members are present and waive notice, or if those absent waive notice in writing.

2. A majority of members of the Committee will constitute a quorum. Decisions of the Committee will be by an affirmative vote of the majority. Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

3. The Committee will have access to the Auditor and Management of the Corporation, exclusive of each other, for purposes of performing its duties. The Committee will meet with the Auditor independent of Management at least once a year.

4. The Auditor will be notified of meetings of the Committee and may attend if the Auditor so desires or is requested to do so by a Member or by Management.

RESPONSIBILITES

The Committee will have the following duties and responsibilities:

1. Review with the Auditor and with the Management of the Corporation prior to the recommendation of the approval of the financial statements of the Corporation by the Board:

    (a) the audited annual and unaudited quarterly financial statements including the notes thereto to ensure that such statements present fairly the financial position of the Corporation and the results of its operations;

    (b) the appropriateness of the Management Discussion and Analysis of Operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

    (c) any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

    (d) any significant transactions which are not a normal part of the Corporation's business;

    (e) the nature and substance of significant accruals, reserves and other estimates;

    (f) issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

    (g) all significant adjustments proposed by Management or by the Auditor;

    (h) the specifics of any unrecorded audit adjustments;

    (i) if applicable, any impairment provisions;

    (j) review Management's quarterly and annual earnings releases;

2. Review and approve the audit procedures and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the Auditor.

3. Establish guidelines for the retention of the Auditor for any non-audit service.

4. Recommend to the Board the appointment of the independent Auditor for proposal at the annual shareholders' meeting and the compensation of the independent Auditor. The Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the Shareholders.

5. Review internal controls with the independent Auditor and its perception of the Corporation's financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of their review and the adequacy of their access to records, data and other requested information.

6. Oversee the work of the independent Auditor.

7. Review hiring policies regarding former employees of the Corporation's independent Auditor.

8. Review with Management the Corporation's major financial risk exposures and the steps Management has taken to monitor and control such exposures.

9. Establish "whistle-blowing" procedures and ensure that they are communicated to the appropriate officers and employees of the Corporation.

10. Advise the Board with respect to the Corporation's policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Corporation.

11. Review with Management and the Auditor, the Corporation's internal accounting and financial systems and controls to satisfy itself that the Corporation maintains:

    (a) the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Corporation's transactions;
    (b) effective internal control systems; and
    (c) adequate processes for assessing the risk of material misstatement of the financials statements and for detecting control weaknesses or fraud.

12. Review the Auditor's management letter and the independent Auditor report, such report to be directed to the Committee.

13. Review and make recommendations to the Board concerning the investment policies, from time to time, for the Corporation's funds.

14. Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

15. Perform such other duties as may be assigned to it by the Board of Directs from time to time or as may be required by applicable regulatory authorities or legislation.

16. Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

17. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval

18. Assess the Committee's performance of the duties specified in this Charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held September 7, 2005.